BALANCED


13000936



DIMECO, INC. 2012 ANNUAL REPORT


CONTENTS

The mission of Dimeco, Inc. is the operation of a fully integrated financial services institution through its subsidiary The Dime Bank in a market that is defined by the institution's ability to provide services consistent with sound, prudent principles and to fulfill the social, economic, moral and political considerations ordinarily associated with a responsible, well-run financial institution.

IN HARMONY WITH YOUR EXPECTATIONS

FINANCIAL HIGHLIGHTS

(amounts in thousands, except per share data)	2012	2011	% Increase (decrease)
Performance for the year ended December 31,			
Interest income	$ 26,057	$ 24,922	4.6%
Interest expense	$ 4,332	$ 5,152	(15.9%)
Net interest income	$ 21,725	$ 19,770	9.9%
Net income	$ 6,614	$ 5,336	24.0%
Shareholders' Value (per share)			
Net income - basic	$ 4.12	$ 3.34	23.4%
Net income - diluted	$ 4.12	$ 3.31	24.5%
Dividends	$ 1.46	$ 1.44	1.4%
Book value	$ 36.85	$ 34.45	7.0%
Market value	$ 36.25	$ 33.50	8.2%
Market value/book value ratio	98.4 %	97.2 %	1.2%
Price/earnings multiple	8.8 X	10.0 X	(12.0%)
Dividend yield	4.03 %	4.30 %	(6.3%)
Financial Ratios			
Return on average assets	1.10 %	.96 %	14.6%
Return on average equity	11.42 %	10.04 %	13.7%
Shareholders' equity/asset ratio	9.93 %	9.47 %	4.9%
Dividend payout ratio	35.44 %	43.11 %	(17.8%)
Nonperforming assets/total assets	3.29 %	3.83 %	(14.1%)
Allowance for loan loss as a % of loans	1.93 %	1.86 %	3.8%
Net charge-offs/average loans	.52 %	.53 %	(1.9%)
Allowance for loan loss/nonaccrual loans	58.1 %	61.5 %	(5.5%)
Allowance for loan loss/nonperforming loans	52.9 %	44.3 %	19.4%
Risk-based capital	12.8 %	12.3 %	4.1%
Financial Position at December 31,			
Assets	$ 603,605	$ 581,894	3.7%
Loans	$ 474,762	$ 447,254	6.2%
Deposits	$ 500,585	$ 484,284	3.4%
Stockholders' equity	$ 59,937	$ 55,100	8.8%



Dear Shareholders:

I am happy to report that 2012 was a very good year for your Company, Dimeco, Inc. Simply stated, success was achieved through consistent efforts to balance all that we do, so as to be in harmony with all those that we serve. It is through this dedication and the relationships we develop, that we provide trusted banking services in a meaningful, productive, and profitable manner. As you read through this annual report, you will agree with this sentiment.

SUCCESS WAS ACHIEVED THROUGH CONSISTENT EFFORTS

From a growth perspective, deposits grew by 3.4%, loans increased by 6.2%, and total assets expanded by 3.7%. Reaching yet another milestone, the Company ended the year with total assets exceeding $600 million. This growth, in all three areas, is certainly noteworthy, especially since it was primarily generated organically through our existing branch network and electronic channels.

Throughout the year, all areas of our institution were busy. Those in the branch network were busy fulfilling the needs of existing and new customers. Likewise, all those involved in our operational areas actively worked to deliver the best customer service. We were also busy assisting customers in the use of electronic banking products to bring greater convenience and efficiency. Our entire staff, knowing full well the toll that the continuing sluggish economy is having on many in our market area, went above and beyond to engage each customer in a meaningful way. Our quest was, and is, to

IN HARMONY WITH YOUR GOALS

IN BALANCE WITH YOUR LIFE



ASSETS
$472
$531
$542
$582
$604
2008 2009 2010 2011 2012
IN MILLIONS

ensure that we are in balance with all aspects of life today. The results were that, despite the economy, we were busy providing customer solutions for both their deposit and loan needs. We believe that in doing so, our customers' lives were enhanced, thereby supporting the growth of your Company.

One of the many gauges that we use to measure our acceptance in the communities that we serve is the FDIC's annual deposit report. This report, published as of June 30th of each year, details the deposit base of all bank branch facilities throughout the country. I am thrilled to report that once again in 2012, your institution holds the number one market share of deposits in the combined markets of Wayne and Pike Counties - our primary marketplace. Moreover, we have held this number one position each year since 2007 and believe that this result is evidence that we are in harmony with our community.

WE HOLD THE NUMBER ONE MARKET SHARE OF DEPOSITS IN THE COMBINED MARKETS

In addition to traditional banking activities, growth and success were also experienced in our Wealth Management division in 2012. This department, which services individuals, businesses, and governmental units, provides numerous products and services including stocks, bonds, mutual funds, insurance products, educational and retirement savings plans, advisory services, money management, estate planning, and trust services. Investment and trust business is often conducted in the homes and offices of our clients. Providing this convenience and efficiency to customers adds significantly to the volume of business for the Wealth Management department. As of December 31, 2012, the department served 1,309 clients, with


COLORADO SPRINGS

assets under management of $147 million, a growth of over $10 million from 2011. The Wealth Management department truly is in balance with the goals of its clients.

As noted throughout the past year, asset quality remains an area that commands our attention and action. The recent recession, the most significant and slowest in US history, continues to challenge some of our loan customers. To properly address this situation we continually monitor our loan portfolio, counseling at every opportunity, restructuring where prudent, and instituting collection activity where appropriate. All of these efforts are conducted with the intent of assisting borrowers, while doing what is best for your Company. The results of our efforts are showing methodical successes as evidenced by our improving ratios for net charge-offs to average loans and nonperforming assets to total assets. Furthermore, in a prudent move during these uncertain economic times, we have increased our allowance for loan loss as a percentage of loans. As we go forward, our goal is to move as quickly as possible for credit quality improvement of the loan portfolio with each workout solution. We will keep you informed of our progress on this important topic.

SHOWING METHODICAL SUCCESSES – EVIDENCED BY OUR IMPROVING RATIOS

With that said, we turn to the performance of 2012 and what that means to you. All of this news is extremely positive. Net income was $6.6 million, an increase of 24% over that of last year. Net interest income continued to improve, with growth of nearly $2 million from 2011. This additional net interest

IN HARMONY WITH OUR COMMUNITY

IN BALANCE WITH YOUR LIFE


LOANS
$380
$410
$425
$447
$475
2008 2009 2010 2011 2012
IN MILLIONS

income provided the basis for our high percentage growth in net income. Said humbly, yet proudly, an income increase of this magnitude is a true accomplishment. It is a success that your entire team is elated about. This significant income increase was the primary reason for several additional benefits being achieved. Stockholders' equity grew by almost 9%, book value increased 7%, and per share market value expanded by over 8%. Even further, your Board increased the dividend by 5.6% in the fourth quarter. All of this speaks well toward our ongoing goal to enhance the investment you have entrusted to us.

AN INCOME INCREASE OF THIS MAGNITUDE IS A TRUE ACCOMPLISHMENT

With 2012 being a successful and productive year, we look forward to the future with great anticipation. Our national economy appears to be headed in the right direction, albeit ever so slowly. As commerce in general increases, so too should the activity levels for all customers, existing and new alike. Technology is another bright horizon for us. We have always strived to offer new electronic banking services as readily as possible, and to that end we have usually been the first, locally, to introduce new technological advances in products and services. That pursuit continues in earnest with our Technology Committee actively investigating new advances that provide secure, convenient, and efficient means to conduct banking transactions with us. As new technologies become available, you will surely see our announcements. Finally, as reported last year, the future of our branch network is also expanding. The next office, scheduled to open later in 2013, will be in Carbondale, Pennsylvania, our first move into Lackawanna County. Our demographic studies indicate that



the new clientele we will attract and with whom we establish relationships will make this a beneficial move for us. We will certainly keep you updated as progress continues in all of these regards.

During the fourth quarter of 2012, we announced the strategic move that Dimeco, Inc. would be seeking de-registration from the Securities and Exchange Commission, as allowed by the passage of the federal JOBS Act early last year. This decision was made after a great deal of due diligence and judicious consideration. In essence, we saw the cost savings and ability to deploy many personnel hours to other productive activities after de-registration, would far outweigh the monitoring, testing, and reporting requirements of remaining registered. As previously noted, but worthy of repeating here, so that we keep investors adequately informed, our future quarterly reports will be expanded in content.

TO CONTINUE OUR LEGACY, WE MUST GROW PRUDENTLY

Our institution is as rich as the talent pool that we draw upon to conduct our business. We are blessed to have a staff that is dedicated to consistently doing the right thing for all concerned. In 2012, as we do every year, we paused to give recognition to those who have dedicated a significant portion of their careers to help make this institution the special place that it is. In 2012, we recognized Cindy Burdick for 35 years of service, Ruth Daniels for 25 years, and Jim Robbins and Cindy Galloway for 20 years of tenure. These four, together with all of their associates, are prime examples of the people who make good things happen here.



IN HARMONY WITH YOUR FUTURE
IN BALANCE WITH YOUR LIFE


NET INCOME
$6.4
$4.4
$5.2
$5.3
$6.6
2008 2009 2010 2011 2012
IN MILLIONS

As we move forward, we accept the challenges that lie before us. We know that in order to continue our legacy, we must grow prudently. We consistently look for ways to become better and stronger, yet always doing so with an eye toward seeking and fulfilling the needs of the marketplace that we call home. It is in that spirit of cooperative existence, for the betterment of all, that we earn the recognition of being a true community bank.

We realize that none of what we are would be possible without you, our shareholders. It is because of your investment that we exist, and we dedicate each day to improving your investment. We are most grateful for your commitment, and all of our actions are dictated by the goal of providing the best possible return.

In closing, we thank you for your patronage and loyalty. We encourage you to promote our banking and investment services to others, as well as Dimeco, Inc. stock ownership. As always, your comments and questions are welcome.



Sincerely,

Gary C. Beilman
President and Chief Executive Officer

THE DIME BANK LOCATIONS


Damascus Office
570-224-6300
damascus@thedimebank.com
WAYNE COUNTY
Honesdale Office
570-253-1902
honesdale@thedimebank.com
Hawley Office
570-226-3606
hawley@thedimebank.com
Lake Region Office
570-226-3600
lakeregion@thedimebank.com
Carbondale
Honesdale
Carbondale Office
Opening Summer 2013
Operations Center
570-253-1970
operations@thedimebank.com
Scranton
LACKAWANNA COUNTY
Wilkes-Barre
PIKE COUNTY
Dingmans Ferry Office
570-828-1200
dingmansferry@thedimebank.com
Greentown Office
570-676-8390
greentown@thedimebank.com

INVESTOR INFORMATION

CORPORATE HEADQUARTERS
P.O. Box 509
820 Church Street
Honesdale, PA 18431
570-253-1970
email: dimeco@thedimebank.com
www.thedimebank.com

ANNUAL MEETING
Shareholders are cordially invited to attend the Annual Meeting of Shareholders, which will be held at The Community Room of the Wayne County Chamber of Commerce Building, 303 Commercial Street, Honesdale, PA on Thursday, April 25, 2013 at 2:00 p.m.

INDEPENDENT AUDITORS
S.R. Snodgrass, A.C.
2100 Corporate Drive, Suite 400
Wexford, PA 15090-7647
724-934-0344
www.srsnodgrass.com

TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
800-368-5948
email: info@rtco.com
www.rtco.com

DIVIDEND REINVESTMENT PLAN
The Company offers a plan for stockholders to automatically reinvest their dividends in shares of common stock along with the opportunity to purchase additional stock. There are no brokerage commissions or fees imposed.

Contact the Transfer Agent to enroll in the dividend reinvestment plan, replace lost stock certificates or to change name and address.

DIMECO, INC. STOCK MARKET MAKERS
Boenning & Scattergood, Inc.
Four Tower Bridge
200 Barr Harbor Drive, Suite 300
West Conshohocken, PA 19428-2979
800-842-8928

Raymond James & Associates, Inc.
21B South Main Street
Cohasset, MA 02025
888-239-4463

Stifel Nicolaus
7111 Fairway Drive, Suite 301
Palm Beach Gardens, FL 33418
800-793-7226

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

This consolidated review and analysis of Dimeco, Inc. (the "Company") is intended to assist the reader in evaluating the performance of the Company for the years ended December 31, 2012 and 2011. This information should be read in conjunction with the consolidated financial statements and accompanying notes to the consolidated financial statements.

Dimeco, Inc., headquartered in Honesdale, Pennsylvania, is the one-bank holding company of The Dime Bank (the "Bank"), which is wholly-owned by the Company. TDB Insurance Services, LLC ("TDB"), a limited liability company, offering title insurance services, was formed by the Bank and is owned 100% by the Bank. Both the Company and the Bank derive their primary income from the operation of a commercial bank, including earning interest on loans and investment securities, fees on services performed and providing investment and trust services. The Bank's main expenses are related to interest paid on deposits and other borrowings along with salary and benefits for employees. The Bank operates six full-service branches in Honesdale, Hawley, Damascus, Greentown and Dingmans Ferry, Pennsylvania, two off-site automatic teller machines, one each in Wayne and Pike County, Pennsylvania and an operations center in Honesdale, Pennsylvania. The Pennsylvania Department of Banking and Federal Deposit Insurance Corporation ("FDIC") approved the Bank's application to establish a branch in Carbondale, Lackawanna County, Pennsylvania. We expect to open this office in 2013. Principal market areas include Wayne and Pike Counties, Pennsylvania and Sullivan County, New York. The Bank employed 111 full-time employees and 20 part-time employees at December 31, 2012.

FORWARD-LOOKING STATEMENTS

This Management Discussion and Analysis section of the Annual Report contains certain forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). In the normal course of business, we, in an effort to help keep our shareholders and the public informed about our operations, may from time to time issue or make certain statements, either in writing or orally, that are or contain forward-looking statements, as that term is defined in the U.S. federal securities laws. Generally, these statements relate to business plans or strategies, projections involving anticipated revenues, earnings, profitability or other aspects of operating results or other future developments in our affairs or the industry in which we conduct business. Forward-looking statements may be identified by reference to a future period or periods or by the use of forward-looking terminology such as "anticipate," "believe," "expect," "intend," "plan," "estimate" or similar expressions.

Although we believe that the anticipated results or other expectations reflected in our forward-looking statements are based on reasonable assumptions, we can give no assurance that those results or expectations will be attained. Forward-looking statements involve risks, uncertainties and assumptions (some of which are beyond our control), and as a result actual results may differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ from forward-looking statements include, but are not limited to, the following, as well as those discussed elsewhere herein:

- our investments in our businesses and in related technology could require additional incremental spending, and might not produce expected deposit and loan growth and anticipated contributions to our earnings;
- general economic or industry conditions could be less favorable than expected, resulting in a deterioration in credit quality, a change in the allowance for loan losses and/or a reduced demand for credit or fee-based products and services;
- changes in the interest rate environment could reduce net interest income and could increase credit losses;
- the conditions of the securities markets could change, which could adversely affect, among other things, the value or credit quality of our assets, the availability and terms of funding necessary to meet our liquidity needs and our ability to originate loans;
- changes in the extensive laws, regulations and policies governing financial holding companies and their subsidiaries could alter our business environment or affect our operations;

- the potential need to adapt to industry changes in information technology systems, on which we are highly dependent, could present operational issues or require significant capital spending;

- competitive pressures could intensify and affect our profitability, including as a result of continued industry consolidation, the increased availability of financial services from non-banks, technological developments such as the internet or bank regulatory reform; and

- acts or threats of terrorism and actions taken by the United States or other governments as a result of such acts or threats, including possible military action, could further adversely affect business and economic conditions in the United States generally and in our principal markets, which could have an adverse effect on our financial performance and that of our borrowers and on the financial markets and the price of our common stock.

You should not put undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them in light of new information or future events except to the extent required by federal securities laws.

NON - U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") FINANCIAL MEASURES

This annual report contains or references tax-equivalent interest income and yields, which are non-GAAP financial measures. Tax-equivalent interest income and yields are derived from GAAP interest income using an assumed tax rate of 34%. We believe the presentation of interest income and yield on a tax-equivalent basis ensures comparability of interest income and yield arising from both taxable and tax-exempt sources and is consistent with industry practice. Although the Company believes that these non-GAAP financial measures enhance investors' understanding of our business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP measures.

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies are integral to understanding the results reported. The accounting policies are described in detail in Note 1 of the "Notes to Consolidated Financial Statements." Our most complex accounting policies require management's judgment to ascertain the valuation of assets, liabilities, commitments and contingencies. We have established detailed policies and control procedures that are intended to ensure that valuation methods are well controlled and applied consistently from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. The following is a brief description of our current accounting policies involving significant management valuation judgments.

Allowance for Loan Losses
Arriving at an appropriate level of allowance for loan losses involves a high degree of judgment. The Company's allowance for loan losses provides for probable losses based upon evaluations of known and inherent risks in the loan portfolio.

Management uses both historical and current information relating to the loan portfolio, as well as economic and other general information, in order to determine our estimation of the prevailing business environment. The probability of collection of loans is affected by changing economic conditions and various external factors which may impact the portfolio in ways currently unforeseen. We monitor this information in an effort to assess the adequacy of the allowance for loan losses. The allowance is increased by provisions for loan losses and by recoveries of loans previously charged-off and reduced by loans charged-off. For a full discussion of the Company's methodology of assessing the adequacy of the reserve for loan losses refer to Note 1 of the "Notes to Consolidated Financial Statements."

Mortgage Servicing Rights
The Bank originates residential mortgages that are sold in the secondary market. It is the Bank's normal practice to retain the servicing of these loans, meaning that the customers whose loans have been sold in the secondary market still make their monthly payments to the Bank. As a result of these mortgage loan sales, the Bank capitalizes a value allocated to the servicing rights categorized in other assets and recognizes other income from the sale and servicing of these loans. The capitalized servicing rights are amortized against noninterest income in proportion to the estimated net servicing income over the remaining periods of the underlying financial assets.

Capitalized servicing rights are evaluated for impairment periodically based upon the fair value of the rights as compared to amortized cost. The rights are deemed to be impaired when the fair value of the rights is less than the amortized cost. The fair value of the servicing rights is estimated using projected, discounted cash flows by means of a computer pricing model, based on objective characteristics of the portfolio and commonly used industry assumptions.

Deferred Tax Assets
The Company uses an estimate of future earnings to support our position that the benefit of our deferred tax assets will be realized. If future income should prove non-existent or less than the amount of the deferred tax assets within the tax years to which they may be applied, the asset may not be realized and our net income will be reduced. Our deferred tax assets are described further in Note 12 of the "Notes to Consolidated Financial Statements."

Other than Temporary Impairment of Investments
Investments are evaluated periodically to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline, in addition to the underlying reasons for the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent. It indicates that the prospects for a near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

All dollars are stated in thousands, with the exception of per share numbers.

STATEMENT OF CONDITION

Total assets increased $21,711 or 3.7% during the year ended December 31, 2012. The largest component of that growth was due to origination of additional loans. Several other asset categories showed declines in balances from a year earlier.

Cash and cash equivalents declined by $1,203 or 12.1% at December 31, 2012 from balances a year earlier. This decline was primarily due to lower balances of interest-bearing deposits in other banks of $1,577 or 34.5%. While the economy continued to operate in such a low interest rate environment, management continued to place funds where we saw the greatest return. Interest-bearing checking accounts yield one of the lowest returns of any earning asset; therefore, we maintained lower balances in these accounts. Offsetting this decrease, cash and due from banks increased $374 or 7.0% due to the need for appropriate cash on hand and noninterest-bearing deposits at the Federal Reserve Bank of Philadelphia (the "Fed") to support the depository clearing process.

The Company carried a balance of $1,132 in mortgage loans held for sale at December 31, 2012 which was unmatched at the end of 2011. These residential mortgage sales were completed in January 2013. Residential mortgage loan originations were strong in 2012 due to the opportunity for customers to refinance their existing mortgage to a lower interest rate.

Investment securities available for sale decreased $4,872 or 5.1% at December 31, 2012 as compared to balances at the end of 2011. Balances of mortgage-backed securities and collateralized mortgage-backed obligations of government-sponsored agencies provide cash flows on a monthly basis. Given the low interest rate environment we have been experiencing for the past few years, we believe it is prudent to invest in bonds that include a cash stream for liquidity purposes; therefore, we continued to purchase these types of investments during 2012. Payments, both regularly scheduled and early prepayments, of mortgage backed securities served to offset $5,000 of new purchases made in 2012. Balances of U.S. government agency bonds declined $3,256 or 29.1% during the year due to a call of $1,000, the sale of $1,000 at a gain and receipt of principal payments on Small Business Administration ("SBA") bonds throughout the year. The SBA issues bonds that include regularly scheduled principal payments along with allowing for prepayment of principal in the same fashion as mortgage-backed securities. During the year, we were able to purchase additional tax-exempt obligations of states and political subdivisions, increasing these balances by $3,209 or 9.9%. These bonds offered favorable opportunities for our investment portfolio at the time of purchase with tax adjusted interest yields higher than many other bonds. Commercial paper purchases are investment grade issues of short-term products, usually with a term of thirty to sixty days. Balances of these investments declined $4,350 or 36.3% from December 31, 2011. Interest yields for commercial paper declined during the year and we replaced some issues with other types of securities upon maturity. After considering all of these factors in investment decisions, the overwhelming reason for a decline in total investments was the opportunity to invest in loans which typically offer a much greater return than investments.

Loans increased $27,508 or 6.2% from $447,254 to $474,762 during 2012. Non-farm, non-residential properties experienced the greatest portion of the overall growth, increasing $12,593 or 4.7%. Loans were granted to borrowers in a variety of industries. We continued to serve our niche market of children's summer camps, increasing balances of these loans by $7,168. In addition, we originated loans to customers in other types of businesses including chain franchise restaurants, grocery stores, hotel/restaurants and a nursing home. Commercial and industrial loans increased $8,273 or 18.3% with loans granted to customers in numerous types of businesses to fund inventory, heavy construction equipment, and to provide operating capital. Loans for construction and development increased $3,644 or 25.0% at December 31, 2012 compared to a year earlier. The majority of this increase was the result of $5,258 in draws for two hotel projects located in areas with Marcellus Shale activity. The Marcellus Shale development is expected to produce significant revenue streams over the foreseeable future in Northeastern Pennsylvania.

Other real estate owned declined $913 or 26.3% at December 31, 2012 from balances a year earlier. We concluded the sale of two restaurant properties in the first half of 2012 which reduced the balance of other real estate owned by $859 and recognized a $46 decline in the market value of one of these properties before sale. In the second quarter of 2012, we took possession of a residential property and were successful in selling it in the fourth quarter. The sale of a building lot accounted for the remaining decline in value.

Total deposits increased $16,301 or 3.4% from balances at December 31, 2011. Balances of noninterest-bearing deposits declined $714 or 1.4% and interest-bearing deposits increased $17,015 or 3.9%. Customers moved deposits from non-interest bearing accounts to interest-bearing ones not only to receive interest, but also to be eligible for higher interest rates on certificates of deposit. We reward customers who maintain a qualified banking relationship with higher interest rates on deposit accounts. Money market accounts increased $2,093 or 3.2% while other interest-bearing checking accounts increased $1,627 or 3.0%. We believe that customers want to maintain liquidity while receiving interest. Savings deposits increased $4,984 or 11.5% during 2012. Balances on these accounts grew at a steady pace throughout the last few years. We believe that the low interest rates offered on term certificates of deposits are not significant enough to draw customers; rather they are maintaining liquid balances until we are able to offer higher interest rates. Certificates of deposit increased $8,311 or 3.1% from December 31, 2011 to the end of 2012. The Bank opened a $9,000 certificate from a municipal customer, the funds of which will be used in 2013 for a construction project. Balances of other customers declined slightly during the period. We believe that our customers are becoming more comfortable with the stock and bond markets and recognize the possibility of greater returns in those type investments, serving to decrease balances of certificates of deposit. This belief is based on the increased income in our wealth management department from 2011 to 2012. The Bank increased purchases of certificates of deposit through the Certificate of Deposit Account Registry Service ("CDARS") network in 2012 by $3,225 or 8.1%. These funds are acquired through a national network of banks that offer depositors the ability to have FDIC insurance coverage on up to $50 million of deposits by investing up to the insured limit of $250 thousand per institution. We utilize these purchases to generate deposits at national average interest rates. Over the past few years, our market area has offered interest rates above the national averages and in order to improve our interest margins, we purchased these funds rather than pay higher rates locally. The vast majority of our deposits come from local markets; in conjunction with these deposits, we purchase CDARS offerings to complete our funding requirements.

Short-term borrowings declined $2,873 or 13.9% during 2012. A borrowing of $6,000 from the Federal Home Loan Bank ("FHLB") matured and was not replaced in 2012. The main component of short-term borrowings is securities sold under agreement to repurchase, or commercial sweep accounts. These balances increased $3,127 or 21.3% at December 31, 2012 compared to a year earlier. Average balances of existing customers increased in these sweep accounts during the year along with offering this product to four additional customers. The sweep balances are secured by bonds in the investment portfolio.

Balances of other borrowed funds increased $2,979 or 16.9% from the end of 2011. We borrowed $6,500 from the FHLB during the year of which $4,000 was used to fund a loan, guarantying the interest spread by using match funding. The remaining $2,500 was obtained for liquidity purposes. We research alternative pricing for funds as necessary and choose the most favorable offering at the time. One borrowing of $1,500 matured in the third quarter of 2012 and, combined with regularly scheduled payments on amortizing loans, produced a decline of $3,521 which offset new borrowings.

CAPITAL RESOURCES

Capital increased by $4,837 or 8.8% in 2012 with the main component of that growth from net income of $6,614. Dividends of $2,373 offset the increase in retained earnings, resulting in a dividend payout ratio of 35.4%. The Board of Directors voted to increase the dividend amount in the fourth quarter due to the higher level of earnings in 2012. The Company maintained their "well-capitalized" capital level while offering this higher return to shareholders. At this level of dividend, the Company's dividend yield to investors was 4.0% at the December 31, 2012 market price. Capital was augmented by $404 due to a combination of the recognition of restricted stock and stock option grants during the period and recipients exercising stock options. Unrealized gains within the investment portfolio further enhanced capital by $192 during 2012.

The Company's capital position at December 31, 2012 as it relates to regulatory guidelines is presented below:

	Dimeco, Inc.	Well-Capitalized	Minimum Requirements
Leverage Ratio	9.72%	5.00%	4.00%
Tier I Capital Ratio	11.53%	6.00%	4.00%
Total Capital Ratio	12.80%	10.00%	8.00%

LIQUIDITY

Liquidity risk in financial institutions is based upon an institution's ability to have sources of funds available to meet its needs for the outflow of cash at any specific time. Liquidity begins with cash and cash equivalents, which the Company defines as cash on hand and in banks, along with overnight investments in federal funds sold. Balances of these accounts totaled $8,720 or 1.4% of total assets at December 31, 2012. We analyze our liquidity at least quarterly considering the balance of cash and cash equivalents, scheduled principal and interest payments on loans and investments, the capacity to borrow funds, expected deposit generation, potential sales or maturities of investment securities, potential sales of residential loans in the secondary market and commercial loan participations to other financial institutions, access to brokered certificates of deposit and expected operating income. An integral part of this analysis is our borrowing capacity. The Bank has a credit line of $224,843 at the FHLB with $189,073 available at December 31, 2012. We also have the ability to borrow from the Fed discount window and currently have agreements with two correspondent banks that allow us to borrow additional funds if needed. Uses of liquidity include origination of loans for addition to our portfolio and for loans to be sold in the secondary market, purchases of investment securities and capital projects, operating expenses, repayment of borrowed funds and payment of dividends. A review of the "Consolidated Statement of Cash Flows" indicates the sources of funds generated and used during the past three years. The goal is to maintain appropriate levels of liquidity to allow for customers' cash needs from both a lending and deposit perspective, to maintain sufficient cash for operating expenses and to have amounts available to take advantage of earning opportunities as they arise. Management must be cognizant of the need to maximize earnings while taking these needs into consideration.

Companies in the financial service industry are dependent on their ability to maintain proper levels of liquidity. Both short-term and long-term liquidity are primarily generated through the methods previously enumerated. The primary source of liquidity for the Company has been deposit generation, maturity and sales of investments, and purchases of brokered funds. Short-term liquidity needs are provided through borrowings from FHLB, brokered deposits and lines of credit with correspondent banks. Access to brokered certificates of deposit fulfills long-term liquidity needs with potential maturities of up to five years, as does the availability to borrow from the FHLB. In addition, the Company may issue additional stock to supplement long-term funding needs.

Management believes that the Company has sufficient liquidity to meet both its short-term and long-term needs. We understand that liquidity may be adversely affected by many factors including unexpected deposit outflows, aggressive competitive pricing by other financial intermediaries and other cash requirements. We are aware of our dependence on customers' deposits to sustain our liquidity levels. We believe that the FDIC insurance has assisted us to maintain deposits in light of increased customer concerns regarding the security of the financial services industry. As an additional method for customers to remain apprised of the quality of our institution, we have continued to regularly disseminate information regarding our financial position through quarterly press releases.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is inherent in the financial services industry, encompassing the risk of loss associated with adverse changes in market interest rates and prices. As an organization, we have placed the management of this risk in the Asset/Liability Committee ("ALCO"). This committee is comprised of all senior officers of the Bank along with vice presidents representing each product offering, information technology, retail banking and marketing. The committee follows guidelines enumerated in the ALCO policy which was developed to achieve earnings consistent with established goals while maintaining acceptable levels of interest rate risk, adequate levels of liquidity and adherence to regulatory mandates. The committee reports to the Board of Directors on at least a quarterly basis.

Asset market risk is most prevalent in the investment and loan portfolios. With interest rates continuing at low levels, it has been challenging to locate and purchase investments with the credit quality required by our guidelines while offering yields that we believe will offer long term benefit for the Company. We continued to purchase highly rated investments as opportunities occurred. Management has maintained a portfolio which includes investments in short-term commercial paper, mortgage-backed securities and collateralized mortgage obligations of government-sponsored agencies which offer cash streams over the life of the bonds to maintain liquidity. All investments are held in the available for sale category even though management anticipates holding all investments to maturity or call date, but may sell securities as specific liquidity needs arise. Interest rates on consumer loans are determined by the Loan Committee and reviewed by the ALCO and are adjusted as warranted. These committees review local rates along with internal rate guidelines to determine the appropriate interest rates to charge. Residential mortgage interest rates are tied to secondary market rates as the majority of these loan originations are sold in the secondary market. Commercial loan rates are determined on a case by case basis and are dependent on the characteristics of each loan and borrower. The Loan Committee instituted interest rates with floors on the majority of all new adjustable rate loans originated in the past four years and continues to negotiate the introduction of floor interest rates as revolving lines of credit are reviewed or loan terms are extended. Market risk inherent in loans held for sale has been mitigated by controlling the length of time between origination and sale of these loans. The balance of loans in this category is generally less than $1,000.

To address credit risk, both the loan portfolio and the investment portfolio have stringent guidelines as to the credit quality of acceptable assets. These guidelines are dictated by safety and soundness regulatory guidelines.

Liability market risk is associated with the adverse affects of our pricing strategies compared to competitors' pricing strategies. The markets in which we have offices are also served by other financial institutions. If there is not enough flexibility in our pricing models to quickly move interest rates on deposits, we may lose accounts to other financial intermediaries. We have offered special certificate of deposit products at times and at other times borrowed funds from correspondent banks or purchased brokered certificates of deposit at national market rates rather than meet inflated interest rates offered by competitors. We believe that by working within our guidelines we will continue to achieve profitability.

The ALCO is cognizant of the ability for interest rates to adversely affect assets, liabilities, capital, and interest income and expense. In particular, two analytical tools are used to ascertain our ability to manage this market risk. The first is the *Statement of Interest Sensitivity Gap*. This report matches all interest-earning assets and all interest-bearing liabilities by the time frame in which funds can be reinvested or repriced. The second report is the *Analysis of Sensitivity to Changes in Market Interest Rates* which is used to determine the affect on income of various shifts in the interest rate environment. Both reports include inherent assumptions in order to process the information. Management is aware that these assumptions affect results and that actual results may differ from the projected results suggested by these tools. These assumptions include an estimate of the maturity or repricing times of deposits, even though all deposits, other than time deposits, have no stated maturity and that interest rate shifts will be parallel, with the rates of assets and liabilities shifting in the same amount in the same time frame. In reality, various assets and various liabilities will react differently to changes in interest rates, with some lagging behind the change and some anticipating the upcoming change and reacting before any actual change occurs. Each tool also suggests that there is a propensity to replace assets and liabilities with similar assets and liabilities rather than taking into consideration management's ability to reallocate the balance sheet. In addition, the models used do not include any elements to determine how an action by management to increase or decrease interest rates charged on loans or paid on deposits or to increase other borrowings will affect the results of the analysis. Despite these limitations, these analyses are good tools to use in a consistent fashion to assist in the management of the Company. Similar versions of these same reports are used by most financial institutions. Both measurements are as of December 31, 2012.

STATEMENT OF INTEREST SENSITIVITY GAP

	90 days or less	>90 days but < 1 year	1 - 5 years	>5 years	Total
Assets:					
Interest-bearing deposits in other banks and federal funds sold	$ 2,998	$ -	$ -	$ -	$ 2,998
Mortgage loans held for sale	1,132	-	-	-	1,132
Investment securities available for sale (5) (7)	19,274	10,338	23,574	39,718	92,904
Fixed annuity investment	-	-	1,628	-	1,628
Loans (1) (4)	77,890	101,765	101,262	179,102	460,019
Rate sensitive assets	$ 101,294	$ 112,103	$ 126,464	$ 218,820	$ 558,681
Liabilities:					
Interest-bearing deposits:					
Interest-bearing demand (2)	$ 4,480	$ 13,998	$ 37,516	$ -	$ 55,994
Money market (3)	11,578	34,051	22,474	-	68,103
Savings (2)	3,874	12,106	32,443	-	48,423
Time deposits	54,109	140,546	81,907	-	276,562
Short-term borrowings	17,813	-	-	-	17,813
Other borrowings (6)	520	1,552	16,406	2,119	20,597
Rate sensitive liabilities	$ 92,374	$ 202,253	$ 190,746	$ 2,119	$ 487,492
Interest sensitivity gap	$ 8,920	$ (90,150)	$ (64,282)	$ 216,701	$ 71,189
Cumulative gap	$ 8,920	$ (81,230)	$ (145,512)	$ 71,189	
Cumulative gap to total assets	1.48%	(13.46%)	(24.11%)	11.79%	

(1) Loans are included in the earlier period in which interest rates are next scheduled to adjust or in which they are due. No adjustment has been made for scheduled repayments or for anticipated prepayments.

(2) Interest-bearing demand deposits and savings are segmented based on the percentage of decay method. The decay rates used include "90 days or less" 8%, " >90 days but <1 year" 25% and "1-5 years" 67%.

(3) Money market deposits are segmented based on the percentage of decay method. The decay rates used include "90 days or less" 17%, ">90 days but < 1 year" 50% and "1-5 years" 33%.

(4) Does not include loans in nonaccrual status, deposit overdrafts, unposted items or deferred fees on loans.

(5) Variable interest rate investments are included in the period in which interest rates are next scheduled to adjust, while fixed interest rate investments are included in each period according to the contractual repayment schedule.

(6) Borrowings are included in each period according to the contractual repayment schedule.

(7) Includes Federal Home Loan Bank and Atlantic Central Bankers Bank stock which is included in Other Assets on the Consolidated Financial Statements.

This report shows the Company to be in a liability sensitive position of $81,230 in the period of one year or less, meaning that there are more liabilities than assets which will reprice in this period. Traditionally management focuses the greatest attention to the net gap of the balance sheet in this time frame although we manage levels in all time frames.

This negative position in the less than one year category is fueled mainly by twelve month certificates of deposit on the liability side and the decline in short-term investments on the asset side. With interest rates at historic lows, our customers have shortened the maturities of their deposits in order to be prepared to take advantage of higher interest rates when they are offered. Purchasing investments with longer maturities enhances net interest income. Given that many of those investments offer principal reductions each month, we have the opportunity to reinvest funds at higher rates when markets move upward. This liability sensitive position offers the opportunity to reprice liabilities to lower rates if the market declines but is typically not the most favorable position to be in for a rising rate forecast. Due to the low interest rate environment, we have been hampered in decreasing liability interest rates since most market rates are nearly as low as possible. In the current low rate environment, interest earned on assets is also at historic low levels and has been sustained since the beginning of the recession in 2008. With the introduction of rate floors on new adjustable rate loan offerings, we are building some lag time in repricing for those loans which may not be evident in this analysis. We expect interest paid on liabilities will be delayed as asset market rates increase going forward. Management has established a range of sensitivity that we feel depicts prudent banking practice and we manage the balance sheet to be within that range.

The following table presents the Company's potential sensitivity in net interest income, net income and equity value at risk, or the potential of adverse change in the economic value of equity with rates up or down 100, 200 and 300 basis points. Economic value of equity is the present value of assets minus the present value of liabilities at a point in time.

ANALYSIS OF SENSITIVITY TO CHANGES IN MARKET INTEREST RATES

	100 basis points			
	Up		Down	
	Amount	%	Amount	%
Net interest income	$ (417)	(1.83%)	$ 36	.16%
Net income	$ (258)	(4.57%)	$ (5)	(.08%)
Economic Value of Equity	$ (8,536)	(10.88%)	$ 11,697	14.91%

	200 basis points			
	Up		Down	
	Amount	%	Amount	%
Net interest income	$ (677)	(2.97%)	$ (646)	(2.84%)
Net income	$ (417)	(7.38%)	$ (478)	(8.47%)
Economic Value of Equity	$ (11,616)	(14.81%)	$ 21,052	26.84%

	300 basis points			
	Up		Down	
	Amount	%	Amount	%
Net interest income	$ (899)	(3.95%)	$ (1,336)	(5.85%)
Net income	$ (551)	(9.76%)	$ (955)	(16.92%)
Economic Value of Equity	$ (16,057)	(20.47%)	$ 26,905	34.30%

The greatest risk to the Company from an income perspective is an immediate decrease in interest rates by 300 basis points. Due to our belief that a decline of that magnitude is not possible, we concentrate on the remaining scenarios. An increase in market interest rates of 300 basis points would produce a decline of $551 or 9.76% of net income. In the economic value of equity measurement, an increase of this level would affect the Company by lowering equity by $16,057 or 20.47%, a level that is within our established tolerance limits. Management believes that we have the ability to affect the changes in income and equity by taking actions which are not factored in this analysis.

We believe that the most likely scenario will be an increase in interest rates. On each of the parallel interest rate shifts above, the model suggests a loss of income in rising rates. We point out that this model is not realistic in that interest rates do not move in a parallel fashion and as rates do increase, management will certainly adjust the mix of new assets and liabilities relying on our combined experience and knowledge in order to make the best business decisions we can in whatever economic situation exists.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses represents the amount that management estimates is adequate to provide for potential losses inherent in the loan portfolio. It is the largest subjective measurement in the financial statements. The balance is derived by charging losses against the allowance while recoveries are credited to it with amounts in provision expense supplying the amount necessary to maintain the appropriate balance per our analysis. As of December 31, 2012, the balance of the Company's allowance was $9,152, which represented 1.93% of the loan portfolio compared to $8,316 or 1.86% at December 31, 2011.

Given the current national economic climate, there has been greater concern regarding higher-risk lending. The Company has no option adjustable rate mortgage loans, negative amortizing loans, subprime loans or loans with initial teaser rates. We do, however, grant junior lien residential mortgage loans. Balances of these loans were $15,649 or 3.3% of total loans at December 31, 2012. These loans are made for various reasons, capitalizing on the borrower's home values for which the loans are typically granted with a maximum loan to value ratio of 80%. In addition, the Company has granted other loans with residential real estate serving as collateral for which the loan to value ratio is greater than 80%. These loans represent $2,387 or .5% of total loans at December 31, 2012.

Provision expense is based on management's periodic evaluation of the adequacy of the allowance for loan losses, taking into consideration the overall risk characteristics of the portfolio, our specific loan loss experience, current and projected economic conditions, industry loan experience and other relevant factors. These estimates, including the amounts and timing of future cash flows relating to impaired loans, used to determine the adequacy of the allowance are particularly susceptible to significant change. The total allowance for loan losses is a combination of a specific allowance for identified problem loans, a formula allowance and a qualitative allowance. The specific allowance is determined by measuring impairment based upon the practices outlined in GAAP. These principles prescribe methods to measure impairment and income recognition as well as documenting disclosure requirements. The formula allowance is calculated using two separate methods. First, we apply factors to outstanding loans by type and risk weighting, excluding those loans for which a specific allowance has been determined. These loss factors are determined by management using historical loss information, current economic factors, portfolio concentration analysis, current delinquency ratios and the experience level of the loan officers in conjunction with evaluations of specific loans during the loan review process. The second formula evaluates selected loans on an individual basis and allocates specific amounts to the allowance based on our internal risk assessment. The qualitative portion of the allowance is determined based upon management's evaluation of a number of factors including: national and local economic business conditions, collateral values within the portfolio, credit quality trends and management's evaluation of our particular loan portfolio as a whole. Refer to Note 1 of the "Notes to the Consolidated Financial Statements" for a more detailed explanation.

The Company employs an experienced outside professional loan review firm to perform the commercial loan review function. They performed a risk assessment of our loan portfolio which places each evaluated loan in a risk category of high, moderate or low. All high risk loans, 50% of moderate risk loans and 10% of low risk loans were included in the loan review which resulted in the inclusion of approximately 65% of the commercial loan portfolio. The review team evaluates all components of lending including the capacity of the borrower to repay the loan, assessment of the value of the collateral, capital position of the borrower in order to provide a cushion against unexpected losses, market conditions that may impact the borrower and lastly, assessment of the credit administration function. This review analyzes current financial information of the customer, review of the credit files to assess quality, review of the adequacy of loan policies and procedures, audit and regulatory evaluations, and peer comparisons. At the time of origination, management evaluates all loans utilizing similar guidelines; many of these loans are not included in the third party loan review process. Loan evaluations are adjusted downward if we recognize any deterioration in the quality of the loan, such as delinquencies or a decline in the financial performance of the borrower. After careful consideration of all factors, an allowance amount is calculated for each category of reviewed loans. Groups of smaller dollar loans are evaluated as a homogeneous pool with similar factors used to evaluate the appropriateness of the allowance for those loans.

SUMMARY OF LOAN LOSS EXPERIENCE

	2012	2011	2010	2009	2008
Balance January 1,	$ 8,316	$ 7,741	$ 6,253	$ 5,416	$ 5,392
Charge-offs:					
Commercial, financial and agricultural	105	272	35	187	139
Real estate-construction	-	-	-	-	-
Real estate-mortgage	2,580	1,883	138	144	691
Installment loans to individuals	244	206	144	187	178
Total charge-offs	2,929	2,361	317	518	1,008
Recoveries:					
Commercial, financial and agricultural	1	1	10	-	6
Real estate-construction	-	-	-	-	-
Real estate-mortgage	443	8	-	5	1
Installment loans to individuals	71	52	45	50	75
Total recoveries	515	61	55	55	82
Net charge-offs	2,414	2,300	262	463	926
Additions charged to operations	3,250	2,875	1,750	1,300	950
Balance at December 31,	$ 9,152	$ 8,316	$ 7,741	$ 6,253	$ 5,416
Ratio of net charge-offs during the period to average loans outstanding during the period [1]	.53%	.55%	.06%	.12%	.26%
Allowance for loan loss as a % of loans outstanding	1.93%	1.86%	1.82%	1.53%	1.42%

[1] Does not include loans in nonaccrual status

Included in Note 5 of the "Notes to the Consolidated Financial Statements" are schedules which include the total loans which were past due 90 days or more or in nonaccrual and/or impaired status. The definition of impaired loans is not the same as the definition of nonaccrual loans, although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectability, while typically not classifying the loan as impaired if the loan is not a commercial or commercial real estate loan. At December 31, 2012, loans of $19,401 were classified as impaired. As troubled economic conditions continue in our country, we continue to experience a higher level of nonperforming loans. When commercial loans are ninety days or more past due or management deems it prudent, we include them in impaired status and determine the appropriate allocation of the allowance for loan losses relating to each of the these loans. There are multiple reasons for loans to be included in this category. One relationship is included in impaired status due to its classification as a troubled debt restructuring. Loans included in this relationship were originated in the fourth quarter of 2011 at a below market rate of interest. They are impaired for this reason only. We believe that the loans will perform according to the terms and do not anticipate any problems with delinquency. One relationship is included because of a modification of the original terms of the loan agreements. This customer has made all scheduled payments according to the modified terms. Another relationship is also a troubled debt restructuring which was completed in 2011. This customer performed according to the new contract arrangements until the fourth quarter of 2012 but they have advised us that they intend to offer a deed in lieu of foreclosure as outlined in the restructuring agreement. We will take the property back in the first quarter of 2013 and have a very interested potential buyer for whom we have agreed to finance the purchase of the property at a below market interest rate. By doing so, we will continue to account for that loan as a troubled debt restructuring and include it in impaired loans at the time of the sale. In December 2012, loans to a commercial customer were moved to impaired status as the payments became delinquent 90 days. Our customer is negotiating with their customers for payments due to them. If these negotiations are successful, their loan payments should be current and the loans will be moved to accruing status after six months of satisfactory performance. If not, we expect to carry this relationship in impaired status for a longer period. We would then proceed with foreclosure actions and expect that that process would take a longer period of time. There are several other loans in impaired status at December 31, 2012; all of those loans are in the process of collection.

Each loan relationship carries its own set of circumstances and we are working diligently to either return the loans to accrual status or liquidate the collateral and return funds to earning status.

The level of loans past due 90 days or more and still accruing interest at December 31, 2012 was $302. There are two loans included in this category, both of which we expect to collect. Management does not believe that we have any one loan that would have a material charge to the allowance for loan losses. Loans in nonaccrual status were $15,764 at December 31, 2012 compared to $13,515 at December 31, 2011. The majority of these loan amounts were secured by real estate and all are in the process of collection. Over the past few years we have experienced a noticeably longer timeframe for loans to be in an adverse position before we are able to take possession of the assets. Local government agencies responsible for enforcing the collection process have experienced a large backlog due to the increase in legal collection actions. We continue to proceed with collection efforts, but expect that foreclosure actions will take one year or more due to current economic conditions.

OFF-BALANCE SHEET ARRANGEMENTS

In the normal course of business, the Company engages in a variety of financial transactions that in accordance with GAAP are not recorded on its consolidated financial statements. These off-balance sheet arrangements primarily consist of loan commitments, letters of credit and unused lines of credit, including commercial lines for the financing needs of our customers. These off-balance sheet arrangements involve, to varying degrees, elements of credit, interest rate and liquidity risk. During the year ended December 31, 2012, the Company did not engage in any off-balance sheet transactions reasonably likely to have a material effect on its consolidated financial condition, results of operations or cash flows.

RESULTS OF OPERATIONS

2012 Compared to 2011

Net income for the year ended December 31, 2012 was $6,614 which represented earnings of $4.12 per share. At this level, income was $1,278 or 24.0% greater than the previous year. By continuing to lower the cost of funds, net interest income was the primary area for added profitability. By continuing to control costs, our efficiency ratio was 53.0% which added to the greater level of net income for the year.

Net Interest Income

This discussion regarding net interest income should be read in conjunction with the schedule *Distribution of Assets, Liabilities and Stockholders' Equity: Interest Rates and Interest Differential* and *Rate/Volume Analysis of Changes in Net Interest Income*. Interest income is adjusted to reflect tax equivalent balances; therefore revenue in these statements is slightly greater than reported in the income statement.

Tax equivalent interest income for the year ended December 31, 2012 was $26,831, an increase of $1,169 or 4.6% over that earned in the previous year. Tax equivalent interest earned on loans of $23,745 for the year ended December 31, 2012 was $1,193 or 5.3% greater than earned in 2011. The average loan portfolio increased by $31,606 or 7.5%, while the yield on loans declined slightly from 5.37% in 2011 to 5.26% for 2012. In the current low interest rate environment, customers with higher interest rate loans took opportunities as they were able to refinance or pay off loans at higher rates, serving to lower the average interest rate on our portfolio. First lien residential real estate loans were particularly susceptible to this refinance activity with the average interest rate on this portfolio decreasing 50 basis points from 2011 to 2012.

Interest earned on taxable investment securities declined $85 or 6.7% in 2012 compared to 2011. The average balance of these investments increased $8,833 or 16.2% while the average interest rate earned decreased by 46 basis points. As bonds purchased in earlier years matured or were called, management took the opportunity to invest in loans, which offer a greater rate of return, or reinvested in bonds at today's lower interest rates.

Interest earned on tax-exempt bonds increased $65 or 3.6%, on a tax equivalent basis, due to additional purchases of these bonds in 2012. The average balance of these bonds increased from $31,408 in 2011 to $34,540 in 2012. Although the average interest yield on new bond purchases declined in the current year, these bonds offered the most attractive yields available for the past few years. These purchases extended the duration of our investment portfolio but we believe that the value of these bonds has made the portfolio positioned for profitability both currently and in future periods.

Total interest expense declined $820 or 15.9% for the year ended December 31, 2012 with a decrease in each category of interest-bearing liabilities from 2011. The primary driver of each decline was lower interest rates paid even though the average balance in each deposit type increased. The greatest decline was in interest paid on time deposits. As certificates of deposit matured throughout the year, they were replaced by accounts with lower interest rates. The average rate paid in 2012 was 1.15%, a decrease of 31 basis points from rates paid in 2011. In all interest-bearing deposit accounts, management was able to pay lower rates as the year progressed. A challenge for the Company is to maintain opportunities for local certificates of deposit. Community bank competition in our marketplace has continued to offer these products at levels that are higher than national average rates.

Interest paid on other borrowings declined $122 or 14.7% in 2012 compared to 2011. Scheduled interest payments on amortizing borrowings were lower due simply to declining principal balances as monthly principal and interest payments are made. The weighted average interest rate on new borrowings in 2012 was .72%, serving to decrease the total for other borrowings to 3.89% for 2012 compared to 4.48% in 2011.

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

	2012			2011			2010		
	Average Balance [3]	Revenue/ Expense	Yield/ Rate	Average Balance [3]	Revenue/ Expense	Yield/ Rate	Average Balance [3]	Revenue/ Expense	Yield/ Rate
ASSETS									
Interest-earning assets:									
Loans, net of unearned [1][2][4]	$ 451,572	$ 23,745	5.26%	$ 419,966	$ 22,552	5.37%	$ 403,981	$ 22,347	5.53%
Investment securities:									
Taxable [5]	63,223	1,181	1.87%	54,390	1,266	2.33%	62,886	1,336	2.12%
Exempt from federal income tax [2]	34,540	1,897	5.49%	31,408	1,832	5.83%	26,873	1,589	5.91%
Interest-bearing deposits in other banks	2,989	8	.27%	3,526	11	.31%	8,612	28	.33%
Federal funds sold	-	-	-	210	1	.48%	1,957	6	.31%
Total interest-earning assets/ interest income	552,324	26,831	4.86%	509,500	25,662	5.04%	504,309	25,306	5.02%
Cash and due from banks	5,577			5,117			4,901		
Premises and equipment	9,822			10,251			10,652		
Other assets, less allowance for loan losses	30,885			32,034			26,431		
Total Assets	$ 598,608			$ 556,902			$ 546,293		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing liabilities:									
Savings	$ 46,076	$ 87	.19%	$ 43,039	$ 103	.24%	$ 39,808	$ 119	.30%
Demand - interest-bearing	128,592	417	.32%	118,508	512	.43%	102,340	600	.59%
Time deposits	264,164	3,032	1.15%	246,664	3,598	1.46%	266,467	5,496	2.06%
Short-term borrowings	25,652	87	.34%	21,799	108	.50%	17,423	142	.82%
Other borrowed funds	18,238	709	3.89%	18,534	831	4.48%	21,378	963	4.50%
Total interest-bearing liabilities/ interest expense	482,722	4,332	.90%	448,544	5,152	1.15%	447,416	7,320	1.64%
Noninterest-bearing deposits	53,808			51,338			45,323		
Other liabilities	4,184			3,867			4,090		
Total Liabilities	540,714			503,749			496,829		
Stockholders' Equity	57,894			53,153			49,464		
Total Liabilities and Stockholders' Equity	$ 598,608			$ 556,902			$ 546,293		
Net interest income/interest spread		$ 22,499	3.96%		$ 20,510	3.89%		$ 17,986	3.38%
Margin Analysis:									
Interest income/earning assets		$ 26,831	4.86%		$ 25,662	5.04%		$ 25,306	5.02%
Interest expense/earning assets		4,332	.78%		5,152	1.01%		7,320	1.45%
Net interest income/earning assets		$ 22,499	4.07%		$ 20,510	4.03%		$ 17,986	3.57%
Ratio of average interest-earning assets to average interest-bearing liabilities			114.42%			113.59%			112.72%

(1) Nonaccrual loans are included in other assets.

(2) Income on tax-exempt assets is calculated on a taxable equivalent basis using a federal income tax rate of 34%.

(3) Average balances are calculated using daily balances.

(4) Interest on loans includes fee income.

(5) FHLB reinstated their dividend in 2012 and was classified as a taxable investment. However, no dividend was paid in 2011 or 2010 and the investment was moved to other assets for those years.

Certain amounts for prior years have been reclassified in order to conform to current presentation.

RATE/VOLUME ANALYSIS OF CHANGES IN NET INTEREST INCOME

	2012 Compared to 2011			2011 Compared to 2010		
	Total	Caused by		Total	Caused by	
	Variance	Rate[1]	Volume	Variance	Rate[1]	Volume
Interest income:						
Loans (gross)	$ 1,193	$ (504)	$ 1,697	$ 205	$ (679)	$ 884
Investment securities:						
Taxable	(85)	(291)	206	(70)	110	(180)
Exempt from federal income tax [2]	65	(118)	183	243	(25)	268
Interest-bearing deposits	(3)	(1)	(2)	(17)	-	(17)
Federal funds sold	(1)	-	(1)	(5)	-	(5)
Total interest-earning assets	1,169	(914)	2,083	356	(594)	950
Interest expense:						
Savings	(16)	(23)	7	(16)	(26)	10
Interest-bearing checking	(95)	(138)	43	(88)	(183)	95
Time deposits	(566)	(822)	256	(1,898)	(1,490)	(408)
Short-term borrowings	(21)	(40)	19	(34)	(70)	36
Other borrowed funds	(122)	(109)	(13)	(132)	(4)	(128)
Total interest-bearing liabilities	(820)	(1,132)	312	(2,168)	(1,773)	(395)
Net change in net interest income	$ 1,989	$ 218	$ 1,771	$ 2,524	$ 1,179	$ 1,345

(1) Changes in interest income or expense not arising solely as a result of volume or rate variances are allocated to rate variances due to the interest sensitivity of assets and liabilities.

(2) Income on interest-earning assets is calculated on a taxable equivalent basis using a federal income tax rate of 34%.

Provision for Loan Losses

The provision for loan losses of $3,250 was $375 or 13.0% greater in 2012 than the previous year. As management continues to identify loans with collection concerns, we are charging down or off balances to expected realizable values. Due to economic issues, some customers continued to experience cash flow problems. The greatest of the charge-off amounts in 2012 was in relation to a commercial real estate loan for which the collateral value declined significantly. We recognized a charge off of $1,842 on that loan in order to restructure a group of other loans with common ownership to accurately reflect our collateral value with the end result converting $2,623 of loans to accrual status. Additionally, the loan portfolio increased $27,508 or 6.2% during 2012, which required greater provision expense as all loans carry risk and for which an allowance for loan loss is required. Provision for loan losses expense is a direct result of the calculation for the appropriate level of the allowance for loan losses which is discussed in a separate section.

Noninterest Income

Total noninterest income increased $569 or 14.6% for 2012 compared to 2011. The largest area of growth was in gains on mortgage loans held for sale. As residential mortgage interest rates declined, many customers took advantage of the ability to refinance their mortgage. The number of residential mortgage originations increased by 60 in 2012, an increase of 50% over originations in 2011. The majority of these loans are immediately sold in the secondary market to Freddie Mac with servicing maintained by the Bank. The gain on sales of residential mortgages increased $386 or 126.1% in 2012 over income generated in 2011. Management took the opportunity to sell a few bonds along with one bond being called at a premium and recognized $169 of gain on these transactions, resulting in an increase of $185 or 1,156.3% in this income over the previous year. Income derived from brokerage commissions increased $91 or 12.6% in 2012 compared to 2011. Asset fee-based income has risen due to improved market values of investment securities. In addition, our investment agents have worked diligently to increase their share of our market, and have acquired substantial additional assets to manage. Fees generated from our customers use of their debit cards increased $40 or 6.6% in 2012 compared to a year earlier. Greater numbers of transactions are carried out electronically as the users gain a greater comfort level with this method. We believe that this trend will continue and that eventually the number of check transactions will greatly diminish. Offsetting these gains in income from the previous year, we continued to recognize a decline in service charges on deposit accounts, amounting to $135 or 13.2% less in 2012 than in 2011.

Customers seem to be monitoring their checking accounts more closely and we are seeing fewer instances of overdrafts. Smaller variances in other income sources were responsible for the remaining additional income.

Noninterest Expense
Total noninterest expense increased $272 or 1.9% in 2012 compared to 2011. Salaries and employee benefits had the greatest affect, with those expenses increasing $663 or 9.5% from 2011 to 2012. Salaries paid to employees were the largest portion of this increase, resulting in $315 or 6.3% more expense in 2012 than the previous year. The number of full time equivalent employees at the end of each year remained stable. Management decides on an appropriate average increase in employee wages annually to grant salary increases for the upcoming year. It is normal for that increase to be based on the change in the Consumer Price Index with salary levels for 2012 following that guide. During the year, we hired an outside consultant to assist in a total review of our workforce in order to determine appropriate levels of pay. In addition to the normal annual salary increase for the year, we made some changes in other employees' rate of pay to guarantee equality both internally and externally. The Board of Directors reviews financial performance of the Company and determines the discretionary contribution to employees' 401(k) plans. At the end of 2012, they granted a 3% profit-sharing contribution due to the projected net income for the year compared to a grant of 1% for 2011. At this level, and with consideration to higher compensation, this expense increased $120 or 54.4% in 2012 compared to 2011. In September 2011, the Board of Directors granted both stock options and grants of restricted stock to all officers of the Bank. The expense related to those grants was $100 or 196.2% greater in 2012 than in 2011 because the grants were only for one third of 2011 compared to the entire year of 2012. Each year, employees are given goals to attain for consideration of incentives. During 2012, a higher level of goals was achieved than in the previous year, resulting in $90 or 99.5% greater incentive payments for 2012. Other payroll related expenses of smaller dollar values were responsible for the remaining variance.

Data processing expense declined $151 or 21.5% in 2012 compared to 2011. The greatest portion of this decline was the cost of outsourced data processing services. In the fourth quarter of 2012, the vendor that handles our item processing had an interruption of service and was not able to properly process our transactions for nearly two weeks. As partial compensation for this interruption, they refunded a portion of the annual expense for their services. In addition, due to outsourcing much of our data processing, the costs associated with amortization of computer software was $70 or 63.1% lower in 2012 than in 2011.

In addition, fees incurred for FDIC insurance declined $43 or 7.6% in 2012 compared to 2011 due to a change in the calculation of this assessment.

Impairment on other real estate owned expense declined $533 or 73.4% in 2012 compared to a year earlier. In 2011, it was necessary to record a loss in market value of $725. During 2012, we recognized a loss of $175 due to the decline in market value of another property. The remaining difference of $17 was the result of a greater loss on the sale of other real estate owned in 2012.

The category of other expense encompasses a variety of operating expenses that are typically smaller in individual value. Expenses included in this category are advertising, directors' fees, the costs of running ATMs, charitable donations, telephone, and postage along with other expenses. Other noninterest expense decreased $152 or 4.4% in 2012 compared to 2011. Costs related to other real estate owned which are expenses incurred for maintaining properties for which we took possession declined $65 or 24.3% in 2012 compared to the previous year. Offsetting those declines, we recognized $102 or 200% greater expense related to the accounting for the directors' equity incentive plan in 2012 compared to 2011. The grants were made in September 2011 and therefore in that year we incurred expense for one third of the year compared to an entire year in 2012. Those grants vest over a two year period. Donations increased $30 or 20.6% in 2012 compared to 2011 due to greater amounts that were supported by the Pennsylvania Educational Improvement Tax Credit program. Smaller variances in many other expense categories made up the remaining change in expense, none of which are material alone.

2011 Compared to 2010

Net income for the year ended December 31, 2011 was $5,336 which represented $3.31 per share on a diluted basis, an increase of $177 or 3.4% greater than the previous year. By lowering the cost of funds, net interest income was the primary area for added profitability while costs associated with nonperforming loans offset much of the additional income generated. By continuing to control costs, our efficiency ratio improved to 57.7% for 2011 from 58.2% for 2010, thereby increasing net income.

Net Interest Income

This discussion regarding net interest income should be read in conjunction with the schedule *Distribution of Assets, Liabilities and Stockholders' Equity: Interest Rates and Interest Differential* and *Rate/Volume Analysis of Changes in Net Interest Income*. Interest income is adjusted to reflect tax equivalent balances; therefore revenue in these statements is slightly greater than reported in the income statement.

Tax equivalent interest income for the year ended December 31, 2011 was $25,662, a slight increase of $356 or 1.4% over that earned in the previous year. Tax equivalent interest earned on loans of $22,552 for the year ended December 31, 2011 was $205 or .9% greater than earned in 2010. The average loan portfolio increased by $15,985 or 4.0%, while the yield on loans declined from 5.53% in 2010 to 5.37% for 2011. Approximately 78% of our loan portfolio carries an interest rate that adjusts with changes in market rates, generally the prime rate of interest. One method we use to assist borrowers with new projects is to grant them a loan with the interest rate fixed for a period of time, generally one to three years. Those loans then adjust to a variable interest rate that is tied to prime. The majority of these loans originated at higher interest rates in 2008 or earlier and then repriced to lower rates in previous years; however during 2011 the last of these loans repriced downward. Before the current economic slowdown, we did not generally include a floor or ceiling rate of interest on commercial loans. Since 2009, new commercial and commercial real estate loan originations and renewal of most commercial lines of credit are written with interest rate floors of between 4.5% and 6.0%. The average balance of loans in nonaccrual status was $12,655 during 2011. As loans are placed on nonaccrual status, interest receivable is reversed at the time of reclassification and interest recognition is discontinued until the loan is either paid off or returned to accrual status after making six months of timely payments. If these loans were in accrual status we would have earned an additional $613 in 2011 and $472 in 2010.

Interest earned on taxable investment securities declined $70 or 5.2% in 2011 compared to 2010. The average balance of these investments decreased $8,496 or 13.5% while the average interest earned increased by 21 basis points. Bonds purchased in the past two years were longer in duration and yielded greater interest than bonds such as short-term commercial paper that offered greater liquidity but lower interest rates. Interest earned on tax-exempt bonds increased $243 or 15.3%, on a tax equivalent basis, as we added more of this type of bond to our portfolio in 2011. The average balance of these bonds increased from $26,873 in 2010 to $31,408 in 2011. These bonds offered the most attractive yields at the time of purchase. They have extended the duration of our investment portfolio but we believe that the value of these bonds has made the portfolio more valuable as seen by an increase of $1,471 in the market value from a year earlier.

By utilizing our funds to make loans or purchase investments versus maintain higher balances in interest-bearing deposits in other banks or federal funds sold, we have the opportunity to increase earnings. Average balances of interest-bearing deposits in other banks and federal funds sold declined by $5,086 or 59.1% and $1,747 or 89.3%, respectively for the year ended December 31, 2011 compared to 2010. Income earned on these assets declined $22 or 64.7%, in 2011 from a year earlier. Higher balances of these assets were previously maintained in order to assure that we had enough liquidity to meet daily needs. By analyzing our need for liquidity and taking our borrowing capacity into consideration, we have been able to lower balances of these assets during 2011 and maintain liquidity at an acceptable level.

Total interest expense declined $2,168 or 29.6% for the year ended December 31, 2011 compared to the previous year. Interest expense for each category of interest-bearing liabilities decreased from 2010. Interest on deposits was the most significant change, lowering that expense by $2,002 or 32.2% in 2011 than in 2010. We managed the decreases in interest rates over the entire year, beginning with elimination of "special" certificate of deposit promotions in 2010. Certificates of deposit originated under those promotions matured in 2011 and were either reissued at lower interest rates, moved to other types of interest-bearing deposits or transferred out of the Bank. We were successful in maintaining relationships with customers in our primary market by offering relationship pricing on certificates of deposit to those who maintained true relationships with us. The result was a decline in interest expense on time deposits of $1,898 or 34.5% less than the previous year. As the year progressed, we continued to monitor local market interest rates offered by our competition, rates offered by other sources such as brokered deposits and short-term borrowings while adjusting the balance sheet mix of liabilities. This strategy resulted in lower rates paid on each type of interest-bearing liability.

Interest paid on other borrowings declined $132 or 13.7% in 2011 compared to 2010. Scheduled interest payments on amortizing borrowings were lower due simply to declining principal balances on those borrowings as monthly principal and interest payments are made over the life of the borrowings. In addition, one $2,500 borrowing matured in September 2011 and was replaced with a new borrowing at an interest rate that was 1.9% lower.

Provision for Loan Losses
The provision for loan losses of $2,875 was $1,125 or 64.3% greater in 2011 than the previous year. Total loans increased $22,185 or 5.2% from December 31, 2010 to the end of 2011, requiring a greater balance in the allowance for loan losses. As 2011 unfolded we recognized additional problem loans for which we booked charge-offs or determined it necessary to increase the allowance for loan losses. These borrowers are continuing to struggle due to economic conditions that have persisted over the past three years. Provision for loan losses expense is a direct result of the calculation for the appropriate level of the allowance for loan losses which is discussed in a separate section of this discussion.

Noninterest Income
Total noninterest income of $3,905 decreased $189 or 4.6% from noninterest income earned in 2010. The largest decline was $270 or 20.9% in service charges on deposit accounts. Customers seem to be monitoring their checking accounts more closely than in previous years and we are seeing fewer instances of overdrafts. This circumstance, coupled with regulatory changes effective in the third quarter of 2010 regarding how the Bank may charge for overdrafts, resulted in lower income. Net gains on mortgage loans held for sale decreased $48 or 13.6% in 2011 compared to 2010. As mortgage interest rates declined throughout 2010, we were able to sell those mortgages and realize greater gains on each sale than in 2011. Residential mortgage interest rates were fairly stable during 2011 resulting in less of an opportunity to realize gains on the sales. Debit card fees increased $85 or 16.3% due to a greater number of transactions executed by our customers. Other income includes many smaller sources of noninterest income. In 2011 we recognized $53 or 6.9% more income than in the previous year. The largest variance in this category was in commissions and fees, representing $84 or 75.4% more than the year before. Included in this income are fees charged for letters of credit originated for our customers. We earn fee income on letters of credit at the maturity of the commitment and in 2010 we originated several larger standby letters of credit that matured in 2011. In previous years we recorded an expense for the decline in market value of mortgage servicing rights. In 2011 the value of our mortgage servicing rights improved and we were able to book an increase of $25 in the value of these servicing rights as income. Offsetting this income, we realized a loss of $99 in 2011 which was $40 or 68.6% more than 2010 from a limited partnership for which we receive low income tax credits. While the housing project began to be occupied in 2010, it did not have a full year of operation until 2011. Smaller variances in other income sources were responsible for the remaining additional income.

Noninterest Expense
Noninterest expense increased $1,238 or 9.6% in 2011 compared to 2010. Salaries and employee benefits of $6,981 is the largest noninterest expense and increased $314 or 4.7% in 2011 compared to $6,667 for 2010. Amounts paid to our employees represented $224 of the increase and was 4.7% greater than payroll expense for 2010. Payroll expense increased in part because we hired employees for higher level positions in the organization and did not replace several in other areas, thereby maintaining the number of full time equivalent employees. Annual cost of living salary increases were 2.5% on average for employees in January 2011. As payroll increases, employment taxes also increase, resulting in $28 or 7.5% more in 2011 than in 2010. Health insurance expense increased $51 or 6.5% in 2011 compared to costs for 2010, trending well below the national trend. Health insurance costs have been escalating for a number of years; in 2007 we became a member of a self-funded health care consortium of banks in northeastern Pennsylvania. We believe that costs for health insurance have been managed best by this solution but those expenses have continued to rise as the health care industry nationwide has been affected by higher costs and additional regulatory burden. In September 2011, the Board of Directors granted a combination of restricted stock and stock options to officers. In compliance with GAAP, we recorded an expense of $51for these grants. There was no similar expense in 2010. The Company develops incentive goals for all employees at the beginning of each year and accrues this benefit as the year progresses. Before any incentive benefit is paid, we must meet benchmark goals. As the year 2011 unfolded, it appeared that we would meet those goals, however, in the fourth quarter we had several larger expenses that prohibited paying incentives at the previously expected level. In recognition of our employees' hard work throughout this difficult economy, the Board of Directors authorized payment of a smaller incentive to all employees even though the benchmark goals were not met. Incentives for 2011 were $55 or 37.9% less than in 2010. Other payroll related expenses of smaller dollar values were responsible for the remaining variance.

FDIC insurance expense declined $177 or 23.9% in 2011 compared to 2010. The FDIC changed the methodology for calculating this assessment in the second quarter of 2011, resulting in lower costs to the Bank.

In the first quarter of 2011 we took possession of a summer camp in Monroe County, Pennsylvania. At the time of foreclosure, we determined the appropriate market value of the property and used that value as the basis for our asset. Initially we had a potential buyer for the property and believed we would close the sale in 2011. As the year progressed, the potential purchaser experienced some issues and did not purchase the property. With another year of the camp not being occupied, the value began to decline and management lowered the sales price of the property. Based on that decrease in asking price, we recorded an impairment of other real estate owned of $715. In addition, we had a $10 adjustment related to another property.

The category of other expense encompasses a variety of operating expenses that are typically smaller in individual value. Expenses included in this category are advertising, directors' fees, charitable donations, telephone, and postage along with other expenses. Other noninterest expense increased $377 or 16.1% in 2011 compared to 2010. Costs related to other real estate owned were $173 or 184.6% greater in 2011 than in the previous year. The most significant expense included herein is real estate taxes on foreclosed properties. As borrowers experience financial difficulties and cannot make loan payments, they usually fall behind in payment of real estate taxes on the collateral. Upon taking possession of the properties, we must pay all real estate taxes due, including those from prior years. We must also maintain the properties in order to make them saleable, sometimes performing overdue maintenance on the properties. Network costs for operating ATMs was $66 or 23.2% greater in 2011 than 2010. Customers utilize our ATMs more each year and the costs for the network are directly proportional to the greater number of transactions through our ATMs. The Pennsylvania shares tax is based on average capital position of the Bank and increases each year as capital increases. That expense was $56 or 18.2% greater in 2011 than the previous year. In accordance with GAAP, we recorded an expense of $51 for grants of stock options and restricted stock to directors in 2011. This expense was unmatched in 2010. Smaller variances in many other expense categories made up the remaining change in expense, none of which are material alone.

MARKET PRICES OF STOCK/DIVIDENDS DECLARED

The Company's stock is listed on the OTC Bulletin Board under the symbol "DIMC." The book value per share at December 31, 2012 was $36.85, representing an increase of 7.0% over the 2011 year end book value of $34.45. There were approximately 716 shareholders of record at December 31, 2012. This number does not include persons or entities that hold their stock in nominee name through various brokerage firms.

The following table sets forth high and low sale prices per share of the common stock and dividends declared for the calendar quarters indicated, based upon information obtained from published sources:

	2012			2011		
	High	Low	Dividend Declared	High	Low	Dividend Declared
First Quarter	$ 36.50	$ 33.50	$ .36	$ 40.00	$ 35.75	$ .36
Second Quarter	$ 40.00	$ 34.50	$ .36	$ 38.50	$ 35.00	$ .36
Third Quarter	$ 42.75	$ 37.25	$ .36	$ 36.50	$ 34.00	$ .36
Fourth Quarter	$ 42.75	$ 36.25	$ .38	$ 36.00	$ 33.50	$ .36

The ability of the Company to pay dividends is dependent upon the ability of the Bank to pay dividends to the Company. The Bank is a depository institution insured by the FDIC and therefore it may not pay dividends or distribute capital assets if it is in default on any assessment due the FDIC. Additionally, the Bank is subject to certain state banking regulations that limit the ability of the Bank to pay dividends to the Company. Under Federal Reserve policy, the Company is required to maintain adequate regulatory capital and is expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances where it might not do so absent such a policy. These regulations may have the effect of reducing the amount of future dividends declarable by the Company.

SUMMARY OF SELECTED FINANCIAL DATA

	2012	2011	2010	2009	2008
Summary of operations					
Interest income	$ 26,057	$ 24,922	$ 24,640	$ 24,517	$ 28,175
Interest expense	4,332	5,152	7,320	8,750	10,665
Net interest income	21,725	19,770	17,320	15,767	17,510
Provision for loan losses	3,250	2,875	1,750	1,300	950
Net interest income after provision for loan losses	18,475	16,895	15,570	14,467	16,560
Other income	4,474	3,905	4,094	3,958	3,764
Other expenses	14,357	14,085	12,847	12,471	11,177
Income before income taxes	8,592	6,715	6,817	5,954	9,147
Income taxes	1,978	1,379	1,658	1,552	2,746
Net income	$ 6,614	$ 5,336	$ 5,159	$ 4,402	$ 6,401
Per common share					
Earnings - basic	$ 4.12	$ 3.34	$ 3.24	$ 2.82	$ 4.17
Earnings - diluted	$ 4.12	$ 3.31	$ 3.24	$ 2.79	$ 4.05
Cash dividends	$ 1.46	$ 1.44	$ 1.44	$ 1.44	$ 1.32
Book value	$ 36.85	$ 34.45	$ 31.71	$ 30.21	$ 28.53
Shares outstanding at year end	1,626,506	1,599,646	1,598,218	1,559,778	1,558,728
Balance sheet data - end of year					
Total assets	$ 603,605	$ 581,894	$ 542,214	$ 530,657	$ 472,478
Loans	$ 474,762	$ 447,254	$ 425,069	$ 410,012	$ 380,207
Investment securities available for sale	$ 90,747	$ 95,619	$ 79,655	$ 73,628	$ 65,600
Deposits	$ 500,585	$ 484,284	$ 454,734	$ 443,116	$ 381,989
Stockholders' equity	$ 59,937	$ 55,100	$ 50,679	$ 47,117	$ 44,468
Performance					
Return on average assets	1.10%	.96%	.94%	.90%	1.43%
Return on average equity	11.42%	10.04%	10.43%	9.58%	15.28%
Dividend payout ratio	35.44%	43.11%	44.44%	51.06%	31.65%
Average equity to average assets ratio	9.67%	9.54%	9.05%	9.34%	9.35%

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ("GAAP").

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency (as defined in Public Company Accounting Oversight Board Auditing Standard No. 5), or a combination of significant deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by management or employees in the normal course of performing their assigned functions.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2012, the Company's internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.



By: Gary C. Beilman
President and Chief Executive Officer
(Principal Executive Officer)

Date: March 14, 2013



By: Maureen H. Beilman
Chief Financial Officer
(Principal Financial & Accounting Officer)

Date: March 14, 2013


SNODGRASS
Certified Public Accountants
and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Dimeco, Inc.

We have audited the accompanying consolidated balance sheet of Dimeco, Inc. and subsidiary as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dimeco, Inc. and subsidiary as of December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

S.R. Snodgrass, A.C.

Wexford, Pennsylvania
March 14, 2013

S.R. Snodgrass, A.C. 2100 Corporate Drive, Suite 400 Wexford, PA 15090-7647 Phone: 724-934-0344 Facsimile: 724-934-0345

CONSOLIDATED BALANCE SHEET

(in thousands)	December 31, 2012	December 31, 2011
Assets		
Cash and due from banks	$ 5,722	$ 5,348
Interest-bearing deposits in other banks	2,998	4,575
Total cash and cash equivalents	8,720	9,923
Mortgage loans held for sale	1,132	-
Investment securities available for sale	90,747	95,619
Loans, net of unearned income	474,762	447,254
Less allowance for loan losses	9,152	8,316
Net loans	465,610	438,938
Premises and equipment	9,675	9,997
Accrued interest receivable	1,841	1,805
Bank-owned life insurance	10,427	10,060
Other real estate owned	2,554	3,467
Other assets	12,899	12,085
TOTAL ASSETS	$ 603,605	$ 581,894
Liabilities		
Deposits:		
Noninterest-bearing	$ 51,503	$ 52,217
Interest-bearing	449,082	432,067
Total deposits	500,585	484,284
Short-term borrowings	17,813	20,686
Other borrowed funds	20,597	17,618
Accrued interest payable	500	542
Other liabilities	4,173	3,664
TOTAL LIABILITIES	543,668	526,794
Stockholders' Equity		
Common stock, $.50 par value; 5,000,000 shares authorized; 1,656,446 and 1,653,746 shares issued in 2012 and 2011, respectively	828	827
Capital surplus	6,008	6,451
Retained earnings	52,426	48,193
Accumulated other comprehensive income	1,888	1,696
Treasury stock, at cost (29,940 and 54,100 shares, in 2012 and 2011, respectively)	(1,213)	(2,067)
TOTAL STOCKHOLDERS' EQUITY	59,937	55,100
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 603,605	$ 581,894

The accompanying notes are an integral part of these consolidated financial statements.



CONSOLIDATED STATEMENT OF INCOME

(in thousands, except per share data)	Year Ended December 31, 2012	2011	2010
Interest Income			
Interest and fees on loans	$ 23,616	$ 22,435	$ 22,221
Federal funds sold	-	-	6
Investment securities:			
Taxable	1,177	1,266	1,336
Exempt from federal income tax	1,252	1,209	1,049
Other	12	12	28
Total interest income	26,057	24,922	24,640
Interest Expense			
Deposits	3,536	4,213	6,215
Short-term borrowings	87	108	142
Other borrowed funds	709	831	963
Total interest expense	4,332	5,152	7,320
Net Interest Income	21,725	19,770	17,320
Provision for loan losses	3,250	2,875	1,750
Net Interest Income After Provision for Loan Losses	18,475	16,895	15,570
Noninterest Income			
Service charges on deposit accounts	887	1,022	1,292
Mortgage loans held for sale gains, net	692	306	354
Investment securities gains (losses), net	169	(16)	(13)
Brokerage commissions	811	720	742
Earnings on bank-owned life insurance	436	439	423
Debit card fees	648	608	523
Other income	831	826	773
Total noninterest income	4,474	3,905	4,094
Noninterest Expense			
Salaries and employee benefits	7,644	6,981	6,667
Occupancy expense, net	1,150	1,143	1,117
Furniture and equipment expense	404	427	483
Professional fees	789	818	780
Data processing expense	552	703	713
FDIC insurance	522	565	742
Impairment of other real estate owned	175	726	-
Other expense	3,121	2,722	2,345
Total noninterest expense	14,357	14,085	12,847
Income before income taxes	8,592	6,715	6,817
Income taxes	1,978	1,379	1,658
NET INCOME	$ 6,614	$ 5,336	$ 5,159
Earnings Per Share:			
Basic	$ 4.12	$ 3.34	$ 3.24
Diluted	$ 4.12	$ 3.31	$ 3.24

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in thousands)	2012	2011	2010
Net income	$ 6,614	$ 5,336	$ 5,159
Other comprehensive income (loss):			
Unrealized gain (loss) on available for sale securities	460	1,842	(69)
Tax benefit (expense)	(156)	(627)	23
	304	1,215	(46)
Loss (gain) recognized in earnings	(169)	16	13
Tax expense (benefit)	57	(5)	(4)
	(112)	11	9
Other comprehensive income (loss), net of tax	192	1,226	(37)
Comprehensive income	$ 6,806	$ 6,562	$ 5,122

The accompanying notes are an integral part of these consolidated financial statements.

DIMECO INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands, except per share data)	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
Balance, December 31, 2009	$ 807	$ 5,552	$ 42,318	$ 507	$ (2,067)	$ 47,117
Net income			5,159			5,159
Other comprehensive loss				(37)		(37)
Exercise of stock options (38,440 shares)	19	721				740
Cash dividends ($1.44 per share)			(2,300)			(2,300)
Balance, December 31, 2010	826	6,273	45,177	470	(2,067)	50,679
Net income			5,336			5,336
Other comprehensive income				1,226		1,226
Stock compensation expense		130				130
Exercise of stock options (1,428 shares)	1	48				49
Cash dividends ($1.44 per share)			(2,320)			(2,320)
Balance, December 31, 2011	827	6,451	48,193	1,696	(2,067)	55,100
Net income			6,614			6,614
Other comprehensive income				192		192
Stock compensation expense		305				305
Exercise of stock options (2,700 shares)	1	98				99
Acquistion of 24,160 shares for restricted stock plan		(846)	(8)		854	-
Cash dividends ($1.46 per share)			(2,373)			(2,373)
Balance, December 31, 2012	$ 828	$ 6,008	$ 52,426	$ 1,888	$ (1,213)	$ 59,937

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)	Year Ended December 31, 2012	2011	2010
Operating Activities			
Net income	$ 6,614	$ 5,336	$ 5,159
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	3,250	2,875	1,750
Depreciation and amortization	913	878	1,040
Amortization of premium and discount on investment securities, net	933	594	366
Amortization of net deferred loan origination fees	(223)	(253)	(161)
Investment securities (gains) losses, net	(169)	16	13
Origination of loans held for sale	(23,732)	(12,210)	(11,375)
Proceeds from sale of loans	23,292	12,516	11,729
Mortgage loans held for sale gains, net	(692)	(306)	(354)
Impairment of other real estate owned	175	726	-
Loss (gain) on the sale of other real estate owned	17	1	(11)
(Increase) decrease in accrued interest receivable	(36)	83	(46)
Decrease in accrued interest payable	(42)	(137)	(401)
Deferred federal income taxes	(578)	(965)	(728)
Earnings on bank-owned life insurance	(436)	(439)	(423)
Decrease in prepaid FDIC insurance	487	522	694
Stock compensation expense	305	130	-
Other, net	(37)	251	(124)
Net cash provided by operating activities	10,041	9,618	7,128
Investing Activities			
Investment securities available for sale:			
Proceeds from sales, calls or mergers	6,619	7,244	5,478
Proceeds from maturities or paydown	117,381	116,067	239,397
Purchases	(119,602)	(138,027)	(252,338)
Redemption of Federal Home Loan Bank stock	477	162	19
Purchase of Federal Home Loan Bank stock	(454)	(617)	(3)
Net increase in loans	(30,439)	(27,552)	(16,007)
Investment in limited partnership	(437)	(360)	-
Purchase of fixed annuity	-	-	(1,500)
Purchase of bank-owned life insurance	-	(141)	-
Proceeds from sale of other real estate owned	1,449	34	333
Purchase of premises and equipment	(404)	(191)	(396)
Net cash used for investing activities	(25,410)	(43,381)	(25,017)
Financing Activities			
Net increase in deposits	16,301	29,550	11,618
Increase (decrease) in short-term borrowings	(2,873)	7,680	2,032
Proceeds from other borrowed funds	6,500	2,500	-
Repayment of other borrowed funds	(3,521)	(4,434)	(4,850)
Proceeds from exercise of stock options	99	49	740
Cash dividends paid	(2,340)	(2,311)	(2,286)
Net cash provided by financing activities	14,166	33,034	7,254
Decrease in cash and cash equivalents	(1,203)	(729)	(10,635)
Cash and cash equivalents at beginning of year	9,923	10,652	21,287
Cash and cash equivalents at end of year	$ 8,720	$ 9,923	$ 10,652

The accompanying notes are an integral part of these consolidated financial statements.


DIMECO
INC.

DIMECO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation

Dimeco, Inc. (the "Company") is a Pennsylvania company organized as the holding company of The Dime Bank (the "Bank") and its wholly owned subsidiary, TDB Insurance Services, LLC. The Bank is a state-chartered bank and operates from six locations in northeastern Pennsylvania. The Company and its subsidiary derive substantially all of their income from banking and bank-related services that include interest earnings on residential real estate, commercial mortgage, commercial and consumer financings as well as interest earnings on investment securities. The Company, through its subsidiary, provides deposit services including checking, savings and certificate of deposit accounts and investment and trust services. The Company is supervised by the Federal Reserve Board, while the Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation ("FDIC") and the Pennsylvania Department of Banking.

The Consolidated Financial Statements of the Company include its wholly owned subsidiary, the Bank. All inter-company items have been eliminated in preparing the Consolidated Financial Statements. The investment in subsidiary on the parent company financial statements is carried at the parent company's equity in the underlying net assets of the Bank. Trust department and wealth management assets (other than cash deposits) held by the Bank in fiduciary or agency capacities for its customers are not included in the accompanying Consolidated Balance Sheet, since such items are not assets of the Bank or the Company. In accordance with industry practice, wealth management fees are recorded on a cash basis and approximate the fees that would have been recognized on the accrual basis.

The financial statements have been prepared in conformity with U.S. GAAP. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Investment Securities

Investment securities are classified at the time of purchase, based on management's intention and ability, as securities held to maturity or securities available for sale. Debt and equity securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available for sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method and included in non-interest income. Interest and dividends on investment securities are recognized as income when earned.

Securities are periodically reviewed for other than temporary impairment based upon a number of factors. Those factors include, but are not limited to, the length of time and extent to which the market value has been less than cost, the financial condition of the underlying issuer, the ability of the issuer to meet contractual obligations, the likelihood of the security's ability to recover any decline in its market value and whether management intends to sell and their belief that they will not be required to sell these securities before recovery of their cost basis, which may be at maturity. A decline in value that is considered to be other than temporary is recorded as a loss within noninterest income in the Consolidated Statement of Income.

Common stock of the Federal Home Loan Bank of Pittsburgh ("FHLB") and the Atlantic Central Bankers Bank ("ACBB") represents ownership in institutions that are wholly owned by other financial institutions. These securities are accounted for at cost and are classified with other assets.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Bank is a member of FHLB and as such, is required to maintain a minimum investment in stock of FHLB that varies with the level of advances outstanding with FHLB. The stock is bought from and sold to FHLB based upon its $100 par value. The stock does not have a readily determinable fair value and as such is classified as restricted stock, carried at cost and evaluated for impairment by management. The stock's value is determined by the ultimate recoverability of the par value rather than by recognizing temporary declines. The determination of whether the par value will ultimately be recovered is influenced by criteria such as the following: (a) the significance of the decline in net assets of FHLB as compared to the capital stock amount and the length of time this situation has persisted (b) commitments by FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance (c) the impact of legislative and regulatory changes on the customer base of FHLB and (d) the liquidity position of FHLB.

FHLB reported net income for both 2010 and 2011 and for the first three quarters of 2012. FHLB recorded other than temporary impairment expenses in each of the last three years associated with the extreme economic conditions in place during those years. In 2011, FHLB allowed some stock redemption and in 2012 have begun to pay dividends. Management evaluated the stock and concluded that the stock was not impaired for the periods presented herein. More consideration was given to the long-term prospects for FHLB as opposed to the recent stress caused by the extreme economic conditions the world is facing. Management also considered that FHLB's regulatory capital ratios have increased each of the past three years, liquidity appears adequate and new shares of FHLB stock continue to exchange hands at the $100 par value.

Mortgage Loans Held for Sale

In general, fixed rate residential mortgage loans originated by the Bank that qualify for sale in the secondary market are held for sale and are carried at the aggregate lower of cost or market. Such loans sold are generally serviced by the Bank.

Loans

Loans are stated at the principal amount outstanding, net of any unearned income, deferred loan fees and the allowance for loan losses. Interest on consumer loans is credited to operations over the term of each loan using a method which results in a level yield or the simple interest method. Interest income on mortgage loans is accrued on the amortized balance. Interest income on other loans is accrued on the principal amount outstanding. Loan fees which represent an adjustment to interest yield are deferred and amortized over the life of the loan. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is generally discontinued when it is determined that a reasonable doubt exists as to the collectability of additional interest. When a loan is placed on nonaccrual status, unpaid interest is charged against income. Payments received on nonaccrual loans are either applied to principal or reported as interest income according to management's judgment as to the collectability of principal. Loans are returned to accrual status when past due interest is collected and the collection of principal is probable.

Allowance for Loan Losses

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio as of the balance sheet date. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based on management's periodic evaluation of individual loans, economic factors, past loan loss experience, changes in the composition and volume of the portfolio and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to changes in the near term.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Loan Losses (continued)

Historical loss percentages for each risk category are calculated and used as the basis for calculating allowance allocations. Certain qualitative factors are then added to the historical allocation percentage to get the adjusted factor to be applied to non-classified loans. The following qualitative factors are analyzed:

- Levels of and trends in delinquencies
- Trends in volume and terms
- Changes in lending policies and procedures
- Quality of the loan review function
- Economic trends
- Concentrations of credit
- Experience depth and ability of management
- Other factors affecting the collectability of the loans

The Company analyzes its loan portfolio each quarter to determine the appropriateness of its allowance for loan losses.

In situations where, for economic or legal reasons related to a borrower's financial difficulties, management may grant a concession for other than an insignificant period of time to the borrower that would not otherwise be considered, the related loan is classified as a troubled debt restructuring ("TDR"). Management strives to identify borrowers in financial difficulty early and work with them to modify to more affordable terms before their loan reaches nonaccrual status. These modified terms may include rate reductions, principal forgiveness, payment forbearance and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. In cases where borrowers are granted new terms that provide for a reduction of either interest or principal, management measures any impairment on the restructuring and charges down the principal balance as determined in the analysis. This process is completed for all types of loans. It is then further analyzed to determine if the loan should be classified as impaired.

Impaired loans are primarily commercial and commercial real estate loan relationships for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. These types of loans which are 90 days past due are evaluated in the analysis for loan impairment. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectability, while not classifying the loan as impaired if the loan is not a commercial or commercial real estate loan. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all of the circumstances surrounding the loan and the borrower including the length of the delay, the borrower's prior payment record and the amount of shortfall in relation to the principal and interest owed. Residential mortgages and consumer loans are generally evaluated to determine a fair value of the collateral when 90 days past due and then are fully or partially charged down to reflect that fair value unless the loan is well secured and in the process of collection.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is principally computed on the straight-line method over the estimated useful lives of the related assets, which range from 3 to 20 years for furniture and equipment and 5 to 31 years for office buildings and improvements. Leasehold improvements are amortized over the shorter of their estimated useful lives or their respective lease terms, which range from 5 to 20 years. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

Bank-Owned Life Insurance ("BOLI")

The Company owns insurance on the lives of a certain group of key employees. The policies were purchased to help offset the increase in the costs of various fringe benefit plans including healthcare. The cash surrender value of these policies is included as an asset on the Consolidated Balance Sheet, and any increases in cash surrender value are recorded as noninterest income on the Consolidated Statement of Income. In the event of the death of an insured individual under these policies, the Company would receive a death benefit which would be recorded as noninterest income.

Other Real Estate Owned

Real estate acquired by foreclosure is classified on the Consolidated Balance Sheet at the lower of the recorded investment in the property or its fair value minus estimated costs of sale. Prior to foreclosure, the value of the underlying collateral is written down by a charge to the allowance for loan losses, if necessary. Any subsequent write-downs are charged against operating expenses. Operating expenses of such properties, net of related income and losses on their disposition, are included as other expense.

Income Taxes

The Company and the Bank file a consolidated federal income tax return. Deferred tax assets or liabilities are computed based on the difference between the financial statement and the income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period.

Earnings Per Share

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share are calculated utilizing net income as reported as the numerator and average shares outstanding as the denominator. The computation of diluted earnings per share differs in that the dilutive effects of any options and non-vested restricted stock grants are adjusted for in the denominator.

Stock Based Compensation

The Company accounts for stock-based compensation issued to employees, and where appropriate non-employees, in accordance with the Financial Accounting Standards Board ("FASB") ASC 718, *Compensation – Stock Compensation*. Under fair value provisions, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the appropriate vesting period using the straight-line method. The amount of stock-based compensation recognized at any date must at least equal the portion of the grant date fair value of the award that is vested at that date and as a result it may be necessary to recognize the expense using a ratable method. Determining the fair value of stock-based awards at the date of grant requires judgment, including estimating the expected term of the stock options and the expected volatility of the Company's stock. In addition, judgment is required in estimating the amount of stock-based awards that are expected to be forfeited.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Based Compensation (continued)

If actual results differ significantly from these estimates or different key assumptions were used, it could have a material effect on the Company's Consolidated Financial Statements.

Mortgage Servicing Rights ("MSRs")

The Company has agreements for the express purpose of selling loans in the secondary market. The Company maintains servicing rights for most of these loans. MSRs are carried at the lower of cost or estimated fair value. Originated MSRs are recorded by allocating total costs incurred between the loan and servicing rights based on their relative fair values. MSRs are amortized in proportion to the estimated servicing income over the estimated life of the servicing portfolio. MSRs are a component of other assets on the Consolidated Balance Sheet.

Comprehensive Income

The Company is required to present comprehensive income in a full set of general-purpose financial statements for all periods presented. Other comprehensive income is composed of unrealized holding gains (losses) on the available for sale securities portfolio.

Cash Flows

The Company has defined cash and cash equivalents as cash and due from banks and interest-bearing deposits in other banks that have original maturities of 90 days or less.

Amounts paid for interest and income taxes and noncash activities are as follows (in thousands):

	2012	2011	2010
Cash paid during the year for:			
Interest	$ 4,374	$ 5,289	$ 7,721
Income taxes	$ 2,438	$ 2,042	$ 2,415
Noncash investing activities:			
Transfer of loans to other real estate owned	$ 728	$ 3,267	$ 698
Loans to facilitate the sale of other real estate owned	$ 1,480	$ 35	$ 160
Changes in unrealized holding gains and losses on available for sale securities	$ 291	$ 1,858	$ (56)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In May 2011, FASB issued ASU 2011-04, *Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS")*. The amendments in this Update result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments in this Update are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. For nonpublic entities, the amendments are effective for annual periods beginning after December 15, 2011. Early application by public entities is not permitted. The Company has provided the necessary disclosures in Notes 16 and 17.

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income*. The amendments in this Update improve the comparability, clarity, consistency, and transparency of financial reporting and increase the prominence of items reported in other comprehensive income. To increase the prominence of items reported in other comprehensive income and to facilitate convergence of U.S. GAAP and IFRS, the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity was eliminated. The amendments require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. All entities that report items of comprehensive income, in any period presented, will be affected by the changes in this Update. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. The amendments in this Update should be applied retrospectively, and early adoption is permitted. The Company has provided the necessary disclosures in the Consolidated Statement of Comprehensive Income.

In December 2011, the FASB issued ASU 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities*. The amendments in this Update affect all entities that have financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement. The requirements amend the disclosure requirements on offsetting in Section 210-20-50. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this Update. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. This ASU is not expected to have a significant impact on the Company's financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

In December 2011, the FASB issued ASU 2011-10, *Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate-a Scope Clarification.* The amendments in this Update affect entities that cease to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary's nonrecourse debt. Under the amendments in this Update, when a parent (reporting entity) ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary's nonrecourse debt, the reporting entity should apply the guidance in Subtopic 360-20 to determine whether it should derecognize the in substance real estate. Generally, a reporting entity would not satisfy the requirements to derecognize the in substance real estate before the legal transfer of the real estate to the lender and the extinguishment of the related nonrecourse indebtedness. That is, even if the reporting entity ceases to have a controlling financial interest under Subtopic 810-10, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary's operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. The amendments in this Update should be applied on a prospective basis to deconsolidation events occurring after the effective date. Prior periods should not be adjusted even if the reporting entity has continuing involvement with previously derecognized in substance real estate entities. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2012. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2013, and interim and annual periods thereafter. Early adoption is permitted. This ASU is not expected to have a significant impact on the Company's financial statements.

In October, 2012, the FASB issued ASU 2012-06, *Business Combinations (Topic 805) - Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution.* ASU 2012-06 requires that when a reporting entity recognizes an indemnification asset (in accordance with Subtopic 805-20) as a result of a government assisted acquisition of a financial institution and subsequently a change in the cash flows expected to be collected on the indemnification asset occurs (as a result of a change in cash flows expected to be collected on the assets subject to indemnification), the reporting entity should subsequently account for the change in the measurement of the indemnification asset on the same basis as the change in the assets subject to indemnification. Any amortization of changes in value should be limited to the contractual term of the indemnification agreement (that is, the lesser of the term of the indemnification agreement and the remaining life of the indemnified assets). ASU 2012-06 is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2012. Early adoption is permitted. The amendments should be applied prospectively to any new indemnification assets acquired after the date of adoption and to indemnification assets existing as of the date of adoption arising from a government-assisted acquisition of a financial institution. This ASU is not expected to have a significant impact on the Company's financial statements.

In January 2013, the FASB issued ASU 2013-01, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*. The amendments clarify that the scope of Update 2011-11 applies to derivatives accounted for in accordance with Topic 815, *Derivatives and Hedging*, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. An entity is required to apply the amendments for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the required disclosures retrospectively for all comparative periods presented. The effective date is the same as the effective date of Update 2011-11. This ASU is not expected to have a significant impact on the Company's financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

In February 2013, the FASB issued ASU 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*. The amendments in this Update require an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. For nonpublic entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The Company is currently evaluating the impact that these disclosures will have on its financial statements.

Reclassification of Comparative Amounts

Certain comparative amounts for prior years have been reclassified to conform to current year presentations. The reclassified amounts did not affect net income or stockholders' equity.

NOTE 2 - EARNINGS PER SHARE

There are no convertible securities that would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator. The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation.

	2012	2011	2010
Weighted-average common shares outstanding	1,654,137	1,652,940	1,646,138
Average treasury stock shares	(47,499)	(54,100)	(54,100)
Average unearned nonvested shares	(4,565)	-	-
Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	1,602,073	1,598,840	1,592,038
Additional common stock equivalents (nonvested stock) used to calculate diluted earnings per share	-	11,052	-
Additional common stock equivalents (stock options) used to calculate diluted earnings per share	2,804	607	997
Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	1,604,877	1,610,499	1,593,035

Options to purchase 74,500 shares of common stock at a price greater than the current market value were outstanding at December 31, 2011 but were not included in the computation of diluted earnings per share because to do so would have been antidilutive. There were no options outstanding at December 31, 2012 and 2010 which would have an antidilutive effect on the earnings per share calculation.

NOTE 3 - INVESTMENT SECURITIES

The amortized costs and fair value of investment securities at December 31 are summarized as follows (in thousands):

	2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
AVAILABLE FOR SALE				
U.S. government agencies	$ 7,716	$ 219	$ -	$ 7,935
Mortgage-backed securities of government-sponsored entities	25,342	602	(60)	25,884
Collateralized mortgage obligations of government-sponsored entities	6,086	18	(38)	6,066
Obligations of states and political subdivisions:				
Taxable	1,434	171	-	1,605
Tax-exempt	34,160	1,587	(30)	35,717
Corporate securities	5,045	302	-	5,347
Commercial paper	7,648	-	-	7,648
Total debt securities	87,431	2,899	(128)	90,202
Equity securities of financial institutions	455	115	(25)	545
Total	$ 87,886	$ 3,014	$ (153)	$ 90,747

	2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
AVAILABLE FOR SALE				
U.S. government agencies	$ 10,999	$ 195	$ (3)	$ 11,191
Mortgage-backed securities of government-sponsored entities	28,119	499	(40)	28,578
Collateralized mortgage obligations of government-sponsored entities	5,233	7	(65)	5,175
Obligations of states and political subdivisions:				
Taxable	1,440	142	-	1,582
Tax-exempt	31,085	1,425	(2)	32,508
Corporate securities	3,686	400	(4)	4,082
Commercial paper	11,998	-	-	11,998
Total debt securities	92,560	2,668	(114)	95,114
Equity securities of financial institutions	489	62	(46)	505
Total	$ 93,049	$ 2,730	$ (160)	$ 95,619

NOTE 3 - INVESTMENT SECURITIES (continued)

The following table shows the Company's fair value and gross unrealized losses, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at December 31 (in thousands):

	2012					
	Less than Twelve Months		Twelve Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Mortgage-backed securities of government-sponsored entities	$ 6,099	$ 60	$ -	$ -	$ 6,099	$ 60
Collateralized mortgage obligations of government-sponsored entities	1,165	7	2,185	31	3,350	38
Obligations of states and political subdivisions	3,374	30	-	-	3,374	30
Total debt securities	10,638	97	2,185	31	12,823	128
Equity securities of financial institutions	69	6	68	19	137	25
Total	$ 10,707	$ 103	$ 2,253	$ 50	$ 12,960	$ 153

	2011					
	Less than Twelve Months		Twelve Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. government agencies	$ 348	$ 2	$ 456	$ 1	$ 804	$ 3
Mortgage-backed securities of government-sponsored entities	5,678	25	1,407	15	7,085	40
Collateralized mortgage obligations of government-sponsored entities	4,685	65	-	-	4,685	65
Obligations of states and political subdivisions	-	-	300	2	300	2
Corporate securities	236	4	-	-	236	4
Total debt securities	10,947	96	2,163	18	13,110	114
Equity securities of financial institutions	106	12	96	34	202	46
Total	$ 11,053	$ 108	$ 2,259	$ 52	$ 13,312	$ 160

NOTE 3 - INVESTMENT SECURITIES (continued)

The Company reviews its position quarterly and has asserted that at December 31, 2012, the declines outlined in the previous table represent temporary declines and the Company does not intend to sell and does not believe they will be required to sell these securities before recovery of their cost basis, which may be at maturity. There were 24 and 29 positions that were temporarily impaired at December 31, 2012 and December 31, 2011, respectively. The Company has concluded that the unrealized losses disclosed above are not other than temporary, but are the result of interest rate changes, sector credit ratings changes or company-specific ratings changes that are not expected to result in the non-collection of principal and interest during the period.

The amortized cost and estimated market values of debt securities at December 31, 2012, by contractual maturity, are shown below. Expected maturities of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

	Available for Sale	
	Amortized Cost	Fair Value
Due in one year or less	$ 21,092	$ 21,284
Due after one year through five years	26,169	26,777
Due after five years through ten years	25,426	26,765
Due after ten years	14,744	15,376
Total debt securities	$ 87,431	$ 90,202

The following table is a summary of proceeds received, gross gains, and gross losses realized on the sale, call, impairment and mergers of investment securities (in thousands):

	2012	2011	2010
Proceeds	$ 6,619	$ 7,244	$ 5,478
Gross gains	$ 174	$ 46	$ 24
Gross losses	$ -	$ 3	$ 6
Other than temporarily impaired expense	$ 5	$ 59	$ 31

Investment securities that were pledged to secure deposits, short-term borrowings and for other purposes as required by law as of December 31 are as follows (in thousands):

	2012	2011
Amortized cost	$ 86,853	$ 81,489
Fair value	$ 89,580	$ 83,931

NOTE 4 - LOANS

Major classifications of loans at December 31 are as follows (in thousands):

	2012	2011
Loans secured by real estate:		
Construction and development	$ 18,215	$ 14,571
Secured by farmland	3,185	3,585
Secured by 1 - 4 family residential properties:		
Revolving, open-end loans secured by 1 - 4 family residential properties	11,754	11,215
All other loans secured by 1 - 4 family residential properties	88,930	87,088
Secured by nonfarm, nonresidential properties	281,841	269,248
Commercial and industrial loans	53,585	45,312
Loans to individuals for household, family, and other personal expenditures:		
Ready credit loans	507	494
Other consumer loans	7,854	9,327
Other loans:		
Agricultural loans	1,371	955
All other loans	7,520	5,459
Loans, net of unearned income	$ 474,762	$ 447,254

Real estate loans serviced for others which are not included in the Consolidated Balance Sheet totaled $120 million and $111 million at December 31, 2012 and 2011, respectively. Commercial loans serviced for others which are not included in the Consolidated Balance Sheet totaled $6 million at December 31, 2012. There were no such loans in 2011.

In the normal course of business, loans are extended to officers and directors, their families and corporations in which they are beneficially interested as stockholders, officers, or directors. A summary of loan activity for those officers and directors with aggregate loan balances in excess of $60,000 for the year ended December 31, 2012, is as follows (in thousands):

2011	Additions	Amounts Collected	2012
$ 17,240	$ 4,380	$ 5,189	$ 16,431

The Company's primary business activity is with customers located within its local trade area. Generally, the Company grants commercial, residential and personal loans. The Company also selectively funds and purchases commercial and residential loans outside of its local trade area provided such loans meet the Company's credit policy guidelines. At December 31, 2012 and 2011, the Company had approximately $113 million and $106 million, respectively, of outstanding loans to summer camps and recreational facilities in the northeastern United States. Although the Company has a diversified loan portfolio at December 31, 2012 and 2011, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

NOTE 5 –ALLOWANCE FOR LOAN LOSSES

The total allowance reflects management's estimate of loan losses inherent in the loan portfolio at the balance sheet date. The Company considers the allowance for loan losses adequate to cover loan losses inherent in the loan portfolio. The following tables present by portfolio segment, the allowance for loan losses for the year ended December 31 (in thousands):

	2012					
	Commercial	Construction & Development	Commercial Real Estate	Consumer	Residential Real Estate	Total
Allowance for loan losses:						
Beginning balance	$ 474	$ 283	$ 6,425	$ 158	$ 976	$ 8,316
Charge-offs	(105)	-	(2,256)	(244)	(324)	(2,929)
Recoveries	1	-	435	71	8	515
Provision	595	133	2,003	145	374	3,250
Ending balance	$ 965	$ 416	$ 6,607	$ 130	$ 1,034	$ 9,152
Ending allowance balance:						
Loans individually evaluated for impairment	$ 353	$ -	$ 2,479	$ -	$ -	$ 2,832
Loans collectively evaluated for impairment	612	416	4,128	130	1,034	6,320
Total	$ 965	$ 416	$ 6,607	$ 130	$ 1,034	$ 9,152
Ending loan balance:						
Loans individually evaluated for impairment	$ 1,153	$ -	$ 17,181	$ -	$ 1,067	$ 19,401
Loans collectively evaluated for impairment	61,323	18,215	267,845	8,361	99,617	455,361
Total	$ 62,476	$ 18,215	$ 285,026	$ 8,361	$ 100,684	$ 474,762

NOTE 5 –ALLOWANCE FOR LOAN LOSSES (continued)

	2011					
	Commercial	Construction & Development	Commercial Real Estate	Consumer	Residential Real Estate	Total
Allowance for loan losses:						
Beginning balance	$ 634	$ 223	$ 5,719	$ 194	$ 971	$ 7,741
Charge-offs	(272)	-	(1,801)	(206)	(82)	(2,361)
Recoveries	1	-	-	52	8	61
Provision	111	60	2,507	118	79	2,875
Ending balance	$ 474	$ 283	$ 6,425	$ 158	$ 976	$ 8,316
Ending allowance balance:						
Loans individually evaluated for impairment	$ -	$ -	$ 3,626	$ -	$ -	$ 3,626
Loans collectively evaluated for impairment	474	283	2,799	158	976	4,690
Total	$ 474	$ 283	$ 6,425	$ 158	$ 976	$ 8,316
Ending loan balance:						
Loans individually evaluated for impairment	$ -	$ 1,105	$ 16,041	$ -	$ 276	$ 17,422
Loans collectively evaluated for impairment	51,726	13,466	256,792	9,821	98,027	429,832
Total	$ 51,726	$ 14,571	$ 272,833	$ 9,821	$ 98,303	$ 447,254

	2010					
	Commercial	Construction & Development	Commercial Real Estate	Consumer	Residential Real Estate	Total
Allowance for loan losses:						
Beginning balance	$ 626	$ -	$ 4,548	$ 171	$ 908	$ 6,253
Charge-offs	(35)	-	-	(144)	(138)	(317)
Recoveries	10	-	-	45	-	55
Provision	33	223	1,171	122	201	1,750
Ending balance	$ 634	$ 223	$ 5,719	$ 194	$ 971	$ 7,741
Ending allowance balance:						
Loans individually evaluated for impairment	$ -	$ -	$ 1,774	$ -	$ -	$ 1,774
Loans collectively evaluated for impairment	634	223	3,945	194	971	5,967
Total	$ 634	$ 223	$ 5,719	$ 194	$ 971	$ 7,741
Ending loan balance:						
Loans individually evaluated for impairment	$ -	$ -	$ 15,529	$ -	$ -	$ 15,529
Loans collectively evaluated for impairment	51,784	12,472	242,912	10,772	91,600	409,540
Total	$ 51,784	$ 12,472	$ 258,441	$ 10,772	$ 91,600	$ 425,069

NOTE 5 –ALLOWANCE FOR LOAN LOSSES (continued)

Credit Quality Information

The following tables represent credit exposures by assigned grades for the years ended December 31, 2012 and 2011. The grading analysis estimates the capability of the borrower to repay the contractual obligations of the loan agreements as scheduled or at all. The Company's internal credit risk grading system is based on experiences with similarly graded loans.

The Company's internally assigned grades are as follows:

Pass – loans which are protected by the current net worth and paying capacity of the obligor or by the value of the underlying collateral.

Special Mention – loans where a potential weakness or risk exists, which could cause a more serious problem if not corrected.

Substandard – loans that have a well-defined weakness based on objective evidence and are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

Doubtful – loans classified as doubtful have all the weaknesses inherent in a substandard asset. In addition, these weaknesses make collection or liquidation in full highly questionable and improbable, based on existing circumstances.

Loss – loans classified as a loss are considered uncollectable, or of such value that continuance as an asset is not warranted.

NOTE 5 –ALLOWANCE FOR LOAN LOSSES (continued)

Credit Quality Information (continued)

Loans are graded by either independent loan review or internal review. Internally reviewed loans were assigned a risk weighting by the loan officer and approved by the loan committee, but have not undergone a formal loan review by an independent party. These loans are typically smaller dollar balances that have not experienced delinquency issues. Balances include gross loan value before unearned income and excluding overdrafts as of December 31 (in thousands):

	2012					
	Commercial	Construction & Development	Commercial Real Estate	Consumer	Residential Real Estate	Total
Loans Independently Reviewed:						
Pass	$ 20,604	$ 1,456	$ 146,439	$ 52	$ 5,714	$ 174,265
Special Mention	960	2,578	7,418	37	2,212	13,205
Substandard	3,331	2,232	36,337	30	3,142	45,072
Doubtful	17	-	-	-	-	17
Loss	-	-	-	-	-	-
Total	$ 24,912	$ 6,266	$ 190,194	$ 119	$ 11,068	$ 232,559
Loans Internally Reviewed:						
Pass	$ 37,505	$ 11,951	$ 95,754	$ 8,242	$ 90,904	$ 244,356
Special Mention	-	-	-	-	-	-
Substandard	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-
Loss	-	-	-	-	-	-
Total	$ 37,505	$ 11,951	$ 95,754	$ 8,242	$ 90,904	$ 244,356

	2011					
	Commercial	Construction & Development	Commercial Real Estate	Consumer	Residential Real Estate	Total
Loans Independently Reviewed:						
Pass	$ 20,136	$ 1,914	$ 158,723	$ 57	$ 8,172	$ 189,002
Special Mention	417	1,635	9,021	57	618	11,748
Substandard	2,660	3,531	34,192	50	2,389	42,822
Doubtful	17	-	-	-	-	17
Loss	-	-	-	-	-	-
Total	$ 23,230	$ 7,080	$ 201,936	$ 164	$ 11,179	$ 243,589
Loans Internally Reviewed:						
Pass	$ 28,365	$ 7,502	$ 71,850	$ 9,660	$ 87,318	$ 204,695
Special Mention	-	-	-	-	-	-
Substandard	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-
Loss	-	-	-	-	-	-
Total	$ 28,365	$ 7,502	$ 71,850	$ 9,660	$ 87,318	$ 204,695

NOTE 5 –ALLOWANCE FOR LOAN LOSSES (continued)

Age Analysis of Past Due Loans by Class

The following is a table which includes an aging analysis of the recorded investment of past due loans as of December 31 including loans which are in nonaccrual status (in thousands):

2012	30-59 Days Past Due	60-89 Days Past Due	90 Days Or Greater	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Accruing
Commercial	$ 682	$ 66	$ 1,642	$ 2,390	$ 60,086	$ 62,476	$ 300
Construction and development	99	-	-	99	18,116	18,215	-
Commercial real estate	2,991	319	10,655	13,965	271,061	285,026	-
Consumer	38	38	11	87	8,274	8,361	2
Residential real estate	617	637	1,593	2,847	97,837	100,684	-
Total	$ 4,427	$ 1,060	$ 13,901	$ 19,388	$ 455,374	$ 474,762	$ 302

2011	30-59 Days Past Due	60-89 Days Past Due	90 Days Or Greater	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Accruing
Commercial	$ 248	$ 214	$ 200	$ 662	$ 51,064	$ 51,726	$ 163
Construction and development	-	-	-	-	14,571	14,571	-
Commercial real estate	175	1,611	4,526	6,312	266,521	272,833	346
Consumer	180	32	35	247	9,574	9,821	2
Residential real estate	790	191	695	1,676	96,627	98,303	40
Total	$ 1,393	$ 2,048	$ 5,456	$ 8,897	$ 438,357	$ 447,254	$ 551

Impaired Loans

Management considers commercial loans and commercial real estate loans which are 90 days or more past due as impaired, and if warranted, includes the entire customer relationship in that status. These loans are analyzed to determine if it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. If management determines that the value of the impaired loan is less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), impairment is recognized through an allowance estimate or a charge-off to the allowance.

NOTE 5 –ALLOWANCE FOR LOAN LOSSES (continued)

Impaired Loans (continued)

The following tables include the recorded investment and unpaid principal balances for impaired loans with the associated allowance amount, if applicable, as of December 31 (in thousands):

	2012				
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Commercial real estate	$ 10,571	$ 11,400	$ -	$ 7,924	$ 179
Residential real estate	1,067	1,067	-	633	-
With an allowance recorded:					
Commercial	1,153	1,153	353	89	-
Commercial real estate	6,610	6,610	2,479	6,973	-
Total	$ 19,401	$ 20,230	$ 2,832	$ 15,619	$ 179

	2011				
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Construction and development	$ 1,105	$ 1,105	$ -	$ 356	$ -
Commercial real estate	6,364	7,314	-	882	-
Residential real estate	276	276	-	64	-
With an allowance recorded:					
Commercial	-	-	-	-	-
Commercial real estate	9,677	9,677	3,626	7,529	-
Total	$ 17,422	$ 18,372	$ 3,626	$ 8,831	$ -

	2010				
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Commercial real estate	$ 5,775	$ 5,775	$ -	$ 444	$ -
With an allowance recorded:					
Commercial real estate	9,754	9,754	1,774	9,822	-
Total	$ 15,529	$ 15,529	$ 1,774	$ 10,266	$ -

NOTE 5 –ALLOWANCE FOR LOAN LOSSES (continued)

Nonaccrual Loans

Following are the loans, presented by class, on nonaccrual status as of December 31 (in thousands):

	2012	2011
Commercial	$ 1,344	$ 38
Construction and development	-	1,105
Commercial real estate	12,538	11,669
Consumer	24	48
Residential real estate	1,858	655
Total	$ 15,764	$ 13,515

Troubled Debt Restructurings

Loan modifications that are considered troubled debt restructurings completed during the year are as follows (dollars in thousands):

	2012		
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial	1	$ 52	$ 52
Commercial real estate	3	454	454
Residential real estate	8	932	932
Total	12	$ 1,438	$ 1,438

	2011		
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial real estate	5	$ 9,877	$ 9,877
Residential real estate	4	421	421
Total	9	$ 10,298	$ 10,298

Included in the above tables, is a commercial real estate loan originated in the fourth quarter of 2011 at a below market interest rate to a new borrower who has a stronger financial position. This borrower purchased the property from an existing customer who was experiencing cash flow problems and we believed repayment was doubtful. No additional allowance for loan loss was recorded for this loan; however, we recorded a charge off of the difference in the present value of future cash flows for the interest rate at which the loan was originated and current market interest rate. No principal reduction was made. Other commercial real estate loans were restructured resulting in lowering the payment amount for a period of time and did not include any change in principal balance. The restructuring of the commercial loan in 2012 included a reduction in the interest rate with no reduction in principal. The residential real estate loans were modified by lowering the stated interest rate on the original loans. No principal reductions were made. Additional interest income of $11 thousand would have been recognized at the original interest rate as compared to the adjusted interest rate on the residential real estate loans.

NOTE 5 –ALLOWANCE FOR LOAN LOSSES (continued)

When a loan is classified as a troubled debt restructuring, we evaluate it for impairment and if necessary include that valuation in the allowance for loan loss.

Included in the above tables are a residential real estate loan in the amount of $224 and a commercial real estate relationship in the amount of $3,984 restructured in 2011 that subsequently defaulted in 2012. There were no defaults in 2011 on loans that were restructured in the previous year.

NOTE 6 - PREMISES AND EQUIPMENT

A summary by asset classification at December 31 is as follows (in thousands):

	2012	2011
Land	$ 1,641	$ 1,641
Premises and improvements	10,876	10,724
Furniture and equipment	4,060	3,973
Leasehold improvements	1,707	1,699
Total, at cost	18,284	18,037
Less accumulated depreciation	8,609	8,040
Net premises and equipment	$ 9,675	$ 9,997

Depreciation and amortization expense was $721, $766 and $789 thousand, in 2012, 2011 and 2010, respectively.

NOTE 7 - DEPOSITS

Deposits at December 31 are summarized as follows (in thousands):

	2012	2011
Demand - noninterest-bearing	$ 51,503	$ 52,217
Demand - interest-bearing	55,994	54,367
Money market	68,103	66,010
Savings	48,423	43,439
Time deposits of $100,000 or more	169,487	156,522
Other time deposits	107,075	111,729
Total	$ 500,585	$ 484,284

The following table summarizes the maturity distribution of time deposits at December 31, 2012 (in thousands):

2013	$ 194,655
2014	30,421
2015	29,703
2016	11,290
2017	10,493
Total	$ 276,562

NOTE 7 – DEPOSITS (continued)

The following table summarizes the maturity distribution of certificates of deposit of $100,000 or more at December 31, 2012 (in thousands):

Three months or less	$ 36,661
Four through six months	44,118
Seven through twelve months	52,634
Over twelve months	36,074
Total	$ 169,487

Interest expense on certificates of deposit of $100,000 or more amounted to $1.6, $1.7 and $2.5 million, for the years ended December 31, 2012, 2011 and 2010, respectively.

Brokered deposits totaled $46 million and $43 million for the years ended December 31, 2012 and 2011, respectively.

NOTE 8 - SHORT-TERM BORROWINGS

Short-term borrowings consist of borrowings from FHLB, ACBB, M&T Bank, Federal Reserve Bank of Philadelphia (the "Fed") and securities sold under agreements to repurchase. Average amounts outstanding during the year represent daily average balances and average interest rates represent interest expense divided by the related average balance.

The outstanding balances and related information for short-term borrowings at December 31 are summarized as follows (in thousands):

	2012		2011	
	Amount	Rate	Amount	Rate
Balance at year-end	$ 17,813	.28%	$ 20,686	.35%
Average balance outstanding during the year	$ 25,652	.34%	$ 21,800	.50%
Maximum amount outstanding at any month-end	$ 54,712		$ 33,157	

Investment securities with amortized costs of $21 million and $18 million and market values of $21 million and $19 million, respectively, at December 31, 2012 and 2011, were pledged as collateral for the securities sold under agreements to repurchase.

FHLB borrowings are subject to annual renewal, incur no service charges and are secured by a blanket security agreement on certain investment securities, qualifying loans and the Bank's investment in FHLB stock. At December 31, 2012, the Bank's remaining borrowing capacity with FHLB was approximately $189 million. The Bank has a line of credit with ACBB in the amount of $7 million that is available on an unsecured basis for periods of fourteen calendar days. The Bank also has an unsecured overnight line of credit with M&T Bank in the amount of $3 million. The Bank has the ability to borrow overnight at the Fed discount window based on the level of collateral pledged. At December 31, 2012 the balance available was approximately $3 million.

NOTE 9 - OTHER BORROWED FUNDS

FHLB advances consist of separate fixed rate and convertible select-fixed to float rate loans at December 31 as follows (in thousands):

Description	Maturity Range From	Maturity Range To	Weighted-Average Rate	Stated Interest Rate Range From	Stated Interest Rate Range To	2012	2011
Fixed rate	09/04/14	09/08/17	1.01%	.41%	1.76%	$ 9,000	$ 4,000
Fixed rate amortizing	11/06/13	01/26/26	4.64%	3.20%	5.55%	11,597	13,618
Total						$ 20,597	$ 17,618

The following table represents maturities/repayments and weighted average rates of the remaining FHLB advances (in thousands):

Year Ending December 31,	Maturities/ Repayments	Weighted-Average Rate
2013	$ 2,071	4.91%
2014	3,251	4.25%
2015	1,759	4.85%
2016	2,687	4.14%
2017	8,709	3.37%
2018 and beyond	2,120	4.80%
Total	$ 20,597	

NOTE 10 - DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Company maintains a Dividend Reinvestment and Stock Purchase Plan (the "DRP Plan"). Participation is available to all common stockholders. The DRP Plan provides each participant with a simple and convenient method of purchasing additional common shares without payment of any brokerage commission or other service fees.

A participant in the DRP Plan may elect to reinvest dividends on all or part of his or her shares to acquire additional common stock. Participants may also make cash contributions for the purchase of additional shares of common stock. A participant may withdraw from the DRP Plan at any time. The following table represents the number of shares purchased by stockholders through the DRP Plan:

	2012	2011	2010
Shares purchased through dividend reinvestment	20,203	21,113	19,805
Shares purchased through cash contributions	575	503	-
Total shares	20,778	21,616	19,805

NOTE 11 - EMPLOYEE BENEFITS

Retirement Plan

The Bank maintains a section 401(k) employee savings and investment plan for substantially all employees and officers of the Bank. The Bank's contribution to the plan is based on 100 percent matching of voluntary contributions up to 3 percent and 50 percent matching on the next 2 percent of individual compensation. Additionally, the Bank may contribute a discretionary amount each year. For each of the years of 2012, 2011 and 2010, the Board of Directors authorized an additional 3 percent, 1 percent and 1 percent, respectively, of each eligible employee's compensation. Employee contributions are vested at all times, and Bank contributions are fully vested after five years. Contributions for 2012, 2011 and 2010 to this plan amounted to $341, $221 and $212 thousand, respectively.

Supplemental Retirement Plan

The Bank maintains a Salary Continuation Plan for the certain officers of the Bank to provide guaranteed consecutive postretirement payments totaling a predetermined amount over a ten or fifteen year period. Expenses for the years ended December 31, 2012, 2011 and 2010 amounted to $176, $169 and $162 thousand, respectively, and are included as a component of salaries and employee benefits.

Stock Compensation Plans

The Company maintains stock compensation plans for key officers and non-employee directors.

In 2000, the Company approved two plans, a stock incentive plan for key officers and other employees of the Company and the Bank and a stock option plan to grant nonqualified stock options to nonemployee directors of the Company. These plans have expired for purposes of granting new options, however, there are still 26,914 fully vested options outstanding from these plans which will expire in future periods.

On April 22, 2010 the Company adopted the 2010 Equity Incentive Plan (the "Plan"). A total of 125,000 shares of either authorized and unissued shares or authorized shares issued by and subsequently reacquired by the Company shall be issuable under the Plan. The Plan shall terminate on the day preceding the tenth anniversary of the date of shareholder ratification. These awards may be made as incentive stock options, non-qualified stock options or restricted stock grants. Restrictions placed on awards are: 1) a maximum of 25%, or 31,250, of the shares may be issued to directors and 2) up to 25%, or 31,250, of the shares in the Plan may be awarded as restricted stock. Options are granted at no less than the fair value of the Company's common stock on the date of grant.

There were no options granted in 2012.

During 2011, the Board of Directors granted compensation to officers and directors from the Plan as follows:

	Number of shares	Exercise price
Stock options:		
Incentive	52,900	$ 35.00
Non-qualified	21,600	$ 35.00
Restricted	24,460	$ -
Remaining shares available in Plan	26,040	

Stock options and restricted stock granted to directors vest over two years. Stock options and restricted stock granted to officers vest over five years. All stock options expire ten years after the grant. The weighted average period over which these expenses will be recognized is approximately five years for employees and two years for directors.

NOTE 11 - EMPLOYEE BENEFITS (continued)

Stock Compensation Plans (continued)

In accordance with GAAP, the Company began to expense the fair value of all share-based compensation over the requisite service periods. The fair value of both stock options and restricted stock are expensed on a straight-line basis. The Company classifies share-based compensation for employees within "salaries and employee benefits" and for directors within "other expense" on the Consolidated Statement of Income. Additionally, GAAP require the Company to report: 1) the expense associated with the grants as an adjustment to operating cash flows and 2) any benefits of realized tax deductions in excess of previously recognized tax benefits on compensation expense as a financing cash flow.

The estimated fair value of stock options granted in 2011 was calculated using the Black-Sholes pricing model at $2.91 per share using the following weighted assumptions:

Dividend yield	4.4	%
Expected volatility	17.44	%
Interest rate	1.27	%
Expected life of options	6.6	years

As of December 31, the following was expensed as compensation expense relating to share-based compensation (in thousands):

	2012		
	Directors	Officers	Total
Stock options	$ 31	$ 31	$ 62
Restricted stock	$ 122	$ 121	$ 243
	2011		
	Directors	Officers	Total
Stock options	$ 11	$ 10	$ 21
Restricted stock	$ 40	$ 41	$ 81

There was no shared-based compensation expense in 2010.

A tax benefit of $77 thousand and $5 thousand was recognized in 2012 and 2011, respectively. There was no such tax benefit in 2010.

As of December 31, the following is unrecognized compensation expense (in thousands):

	2012		
	Directors	Officers	Total
Stock options	$ 21	$ 112	$ 133
Restricted stock	$ 81	$ 451	$ 532
	2011		
	Directors	Officers	Total
Stock options	$ 52	$ 143	$ 195
Restricted stock	$ 203	$ 572	$ 775

There was no unrecognized compensation expense in 2010.

NOTE 11 - EMPLOYEE BENEFITS (continued)

Stock Compensation Plans (continued)

A summary of the Company's stock award activity for year ended December 31 is as follows:

	2012	Weighted-Average Exercise Price
Stock options:		
Outstanding, beginning of year	101,414	$ 35.06
Granted	-	-
Exercised	(2,700)	35.00
Forfeited	(850)	35.00
Outstanding, end of year	97,864	$ 35.06
Exercisable at year-end	45,424	$ 35.14
Restricted stock awards:		
Nonvested, beginning of year	24,460	$ 35.00
Granted	-	-
Vested	(6,920)	35.00
Forfeited	(300)	35.00
Nonvested, end of year	17,240	$ 35.00

The following table summarizes characteristics of stock options outstanding at December 31, 2012:

	Outstanding			Exercisable	
Exercise Price	Shares	Average Remaining Life	Average Exercise Price	Shares	Average Exercise Price
$ 32.55	2,000	.85	$ 32.55	2,000	$ 32.55
$ 34.00	6,284	2.96	$ 34.00	6,284	$ 34.00
$ 35.00	70,950	8.73	$ 35.00	18,510	$ 35.00
$ 35.95	18,630	2.73	$ 35.95	18,630	$ 35.95
Total	97,864		Total	45,424	

NOTE 12 - INCOME TAXES

Income tax expense at December 31 consists of the following (in thousands):

	2012	2011	2010
Currently payable-federal	$ 2,538	$ 2,344	$ 2,386
Currently payable-state	18	-	-
Deferred taxes	(578)	(965)	(728)
Total provision	$ 1,978	$ 1,379	$ 1,658

The components of the net deferred tax assets and liabilities at December 31 are as follows (in thousands):

	2012	2011
Deferred tax assets:		
Allowance for loan losses	$ 3,112	$ 2,827
Salary continuation plan	395	352
Mortgage servicing rights	26	26
Nonaccrual loans	661	468
Stock options and grants	42	26
Allowance for impairment of other real estate owned	243	247
Other real estate owned expense	105	89
Unrealized loss on nonmonetary exchange	45	43
Reorganization on investment securities	14	29
Total	4,643	4,107
Deferred tax liabilities:		
Premises and equipment	604	604
Deferred loan origination fees, net	58	67
PA shares tax	44	34
Recapture of previous bad debt	-	91
Partnership investment	152	104
Unrealized gain on investment securities	974	874
Total	1,832	1,774
Net deferred tax assets	$ 2,811	$ 2,333

No valuation allowance was established at December 31, 2012 and 2011, in view of the Company's ability to carryback taxes paid in previous years and certain tax strategies and anticipated future taxable income as evidenced by the Company's earnings potential.

NOTE 12 - INCOME TAXES (continued)

A reconciliation between the expected statutory income tax rate and the effective income tax rate follows (in thousands):

	2012		2011		2010	
	Amount	% of Pretax Income	Amount	% of Pretax Income	Amount	% of Pretax Income
Provision at statutory rate	$ 2,921	34.0 %	$ 2,283	34.0 %	$ 2,318	34.0 %
State tax, net of federal tax benefit	12	.1	-	-	-	-
Tax-exempt income	(536)	(6.2)	(499)	(7.4)	(444)	(6.5)
BOLI earnings	(148)	(1.7)	(147)	(2.2)	(144)	(2.1)
Nondeductible interest	20	.2	25	.4	37	.5
Partnership investment tax credit	(389)	(4.5)	(359)	(5.4)	(155)	(2.3)
Other, net	98	1.1	76	1.1	46	.7
Effective income tax and rate	$ 1,978	23.0 %	$ 1,379	20.5 %	$ 1,658	24.3 %

U.S. GAAP prescribe a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

There is currently no liability for uncertain tax positions and no known unrecognized tax benefits. The Company recognizes, when applicable, interest and penalties related to unrecognized tax benefits in the provision for income taxes in the Consolidated Statement of Income. The Company's federal and state income tax returns for taxable years through 2008 have been closed for purposes of examination by the Internal Revenue Service and the Pennsylvania Department of Revenue.

NOTE 13 - COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

In the normal course of business, there are outstanding commitments and contingent liabilities such as commitments to extend credit, financial guarantees and letters of credit that are not reflected in the accompanying Consolidated Financial Statements. The Company does not anticipate any losses as a result of these transactions. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheet. The contractual or notional amounts of those instruments reflect the extent of involvement the Company has in the particular classes of financial instruments.

NOTE 13 - COMMITMENTS AND CONTINGENT LIABILITIES (continued)

Commitments (continued)

Financial instruments whose contractual amounts represent credit risk at December 31 are as follows (in thousands):

	2012	2011
Commitments to extend credit	$ 54,985	$ 71,074
Standby letters of credit	$ 10,927	$ 12,127

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit represent conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These instruments are issued primarily to support bid or performance-related contracts. The coverage period for these instruments is typically a one year period with an annual renewal option subject to prior approval by management. Fees earned from the issuance of these letters are recognized at the expiration of the coverage period.

On May 10, 2011, The Company entered into an agreement of limited partnership which would generate low income housing credits for use over a ten year period. The agreement states that the Bank will acquire 10.9% interest in the partnership at a cost of $845 thousand. Eight installments that totaled of $437 thousand were made in 2012 with the remaining balance to be paid in 2013.

At December 31, 2012, the minimum rental commitments for all non-cancelable leases are as follows (in thousands):

2013	$ 140
2014	90
2015	70
2016	46
2017	42
Total	$ 388

Rental expense amounted to $191, $186 and $195 thousand for the years ended December 31, 2012, 2011 and 2010, respectively.

Contingent Liabilities

The Company and its subsidiary are involved in various legal actions from the normal course of business activities. Management believes the liability, if any, arising from such actions will not have a material adverse effect on the Company's financial position.

NOTE 14 - REGULATORY RESTRICTIONS

Cash and Due From Banks

The district Federal Reserve Bank requires the Bank to maintain certain average reserve balances. As of the year ended December 31, 2011, the Bank had required reserves of $225 thousand, composed of vault cash and a depository amount held directly with the Fed. Effective June 2012, it is no longer necessary to maintain this reserve as the Bank has sufficient vault cash on hand to meet the Fed requirement.

NOTE 14 - REGULATORY RESTRICTIONS (continued)

Dividends

The Pennsylvania Banking Code restricts the availability of capital funds for payment of dividends by all state-chartered banks to the surplus of the Bank. Accordingly, at December 31, 2012, the balance in the capital surplus account totaling approximately $1.8 million is unavailable for dividends.

NOTE 15 - REGULATORY CAPITAL REQUIREMENTS

Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average total assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2012 and 2011, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based and Tier 1 Leverage capital ratios must be at least 10 percent, 6 percent and 5 percent, respectively.

The Company's actual capital ratios at December 31 are presented in the following table, which shows the Company met all regulatory capital requirements. The capital position of the Bank does not differ significantly from the Company's (in thousands):

	2012		2011	
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets)				
Actual	$ 64,359	12.80%	$ 59,418	12.31%
For capital adequacy purposes	$ 40,240	8.00%	$ 38,608	8.00%
To be well capitalized	$ 50,300	10.00%	$ 48,260	10.00%
Tier I Capital (to Risk-Weighted Assets)				
Actual	$ 57,996	11.53%	$ 53,350	11.05%
For capital adequacy purposes	$ 20,120	4.00%	$ 19,304	4.00%
To be well capitalized	$ 30,180	6.00%	$ 28,956	6.00%
Tier I Capital (to Average Assets)				
Actual	$ 57,996	9.72%	$ 53,350	9.60%
For capital adequacy purposes	$ 23,865	4.00%	$ 22,235	4.00%
To be well capitalized	$ 29,831	5.00%	$ 27,794	5.00%

NOTE 16 – FAIR VALUE MEASUREMENTS

The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value. The three broad levels defined by U.S. GAAP are as follows:

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III: Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

This hierarchy requires the use of observable market data when available.

The following is a description of the valuation methodologies the Company uses for financial instruments recorded at fair value on either a recurring or nonrecurring basis:

Securities Available for Sale

Securities available for sale consists of both debt and equity securities. These securities are recorded at fair value on a recurring basis. At December 31, all of these securities used valuation methodologies involving market based or market derived information, collectively Level I and Level II measurements, to measure fair value.

The Company closely monitors market conditions involving assets that have become less actively traded. If the fair value measurement is based upon recent observable market activity of such assets or comparable assets (other than forced or distressed transactions) that occur in sufficient volume, and do not require significant adjustment using unobservable inputs, those assets are classified as Level I or Level II; if not, they are classified as Level III. Making this assessment requires significant judgment.

The Company uses prices from independent pricing services and, to a lesser extent, indicative (non-binding) quotes from independent brokers to measure securities.

NOTE 16 – FAIR VALUE MEASUREMENTS (continued)

The following tables present the assets reported on the Consolidated Balance Sheet at their fair value as of December 31, by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement (in thousands):

	2012			
	Level 1	Level II	Level III	Total
Assets:				
U.S. government agencies	$ -	$ 7,935	$ -	$ 7,935
Mortgage-backed securities of governement-sponsored entities	-	25,884	-	25,884
Collateralized mortgage obligations of government-sponsored entities	-	6,066	-	6,066
Obligations of states and political subdivisions:				
Taxable	-	1,605	-	1,605
Tax-exempt	-	35,717	-	35,717
Corporate securities	26	5,321	-	5,347
Commerical paper	7,648	-	-	7,648
Total debt securities	7,674	82,528	-	90,202
Equity securities of financial instituitions	545	-	-	545
Total	$ 8,219	$ 82,528	$ -	$ 90,747

	2011			
	Level 1	Level II	Level III	Total
Assets:				
U.S. government agencies	$ -	$ 11,191	$ -	$ 11,191
Mortgage-backed securities of governement-sponsored entities	-	28,578	-	28,578
Collateralized mortgage obligations of government-sponsored entities	-	5,175	-	5,175
Obligations of states and political subdivisions:				
Taxable	-	1,582	-	1,582
Tax-exempt	-	32,508	-	32,508
Corporate securities	-	4,082	-	4,082
Commerical paper	11,998	-	-	11,998
Total debt securities	11,998	83,116	-	95,114
Equity securities of financial instituitions	505	-	-	505
Total	$ 12,503	$ 83,116	$ -	$ 95,619

NOTE 16 – FAIR VALUE MEASUREMENTS (continued)

The following tables present the assets measured on a nonrecurring basis on the Consolidated Balance Sheet at their fair value as of December 31 by level within the fair value hierarchy. Impaired loans that are collateral dependent are written down to fair value through the establishment of specific reserves. Techniques used to value the collateral that secure the impaired loan include: quoted market prices for identical assets classified as Level I inputs; observable inputs, employed by certified appraisers, for similar assets classified as Level II inputs. For mortgage servicing rights, the fair value is estimated by discounting future cash flows using current market inputs at which loans with similar terms and qualities would be made to borrowers of similar credit quality. In cases where valuation techniques included inputs that are unobservable and are based on estimates and assumptions developed by management based on the best information available under each circumstance, the asset valuation is classified as Level III inputs. Those valuations are as follows (in thousands):

	2012			
	Level 1	Level II	Level III	Total
Assets measured on a nonrecurring basis:				
Impaired loans	$ -	$ -	$ 16,569	$ 16,569
Other real estate owned	$ -	$ -	$ 2,554	$ 2,554
Mortgage servicing rights	$ -	$ -	$ 526	$ 526

	2011			
	Level 1	Level II	Level III	Total
Assets measured on a nonrecurring basis:				
Impaired loans	$ -	$ -	$ 13,796	$ 13,796
Other real estate owned	$ 673	$ -	$ 2,794	$ 3,467
Mortgage servicing rights	$ -	$ -	$ 540	$ 540

The following table provides information describing the valuation processes used to determine nonrecurring fair value measurements categorized within Level III of the fair value hierarchy (in thousands):

	Fair Value	Valuation Technique	Unobservable Input	Range
Impaired loans	$ 11,920	Property appraisals	Management discount for property type and recent market volatality	10% - 30% discount
	$ 4,649	Discounted cash flows	Market Rates	3.75%-7.50%
Other real estate owned	$ 2,554	Property appraisals	Management discount for property type and recent market volatality	10% - 30% discount
Mortgage servicing rights	$ 526	Discounted cash flows	Computer pricing model with estimated prepayment speeds	7.5-24.8 CPR

NOTE 17 - FAIR VALUE DISCLOSURE

The estimated fair values of the Company's financial instruments at December 31 are as follows (in thousands):

	2012				
	Carrying Value	Level I	Level II	Level III	Total Fair Value
Financial assets:					
Cash and cash equivalents	$ 8,720	$ 8,720	$ -	$ -	$ 8,720
Investment securities	$ 90,747	$ 8,219	$ 82,528	$ -	$ 90,747
Fixed annuity	$ 1,628	$ 1,628	$ -	$ -	$ 1,628
Loans held for sale	$ 1,132	$ 1,132	$ -	$ -	$ 1,132
Net loans	$ 465,610	$ -	$ -	$ 490,556	$ 490,556
Accrued interest receivable	$ 1,841	$ 1,841	$ -	$ -	$ 1,841
Regulatory stock	$ 2,157	$ 2,157	$ -	$ -	$ 2,157
Bank-owned life insurance	$ 10,427	$ 10,427	$ -	$ -	$ 10,427
Mortgage servicing rights	$ 526	$ -	$ -	$ 526	$ 526
Financial liabilities:					
Deposits	$ 500,585	$ 224,023	$ -	$ 278,867	$ 502,890
Short-term borrowings	$ 17,813	$ -	$ 17,813	$ -	$ 17,813
Other borrowed funds	$ 20,597	$ -	$ 21,938	$ -	$ 21,938
Accrued interest payable	$ 500	$ 500	$ -	$ -	$ 500

	2011	
	Carrying Value	Fair Value
Financial assets:		
Cash and cash equivalents	$ 9,923	$ 9,923
Investment securities	$ 95,619	$ 95,619
Fixed annuity	$ 1,581	$ 1,581
Net loans	$ 438,938	$ 460,705
Accrued interest receivable	$ 1,805	$ 1,805
Regulatory stock	$ 2,180	$ 2,180
Bank-owned life insurance	$ 10,060	$ 10,606
Mortgage servicing rights	$ 540	$ 540
Financial liabilities:		
Deposits	$ 484,284	$ 486,913
Short-term borrowings	$ 20,686	$ 20,685
Other borrowed funds	$ 17,618	$ 19,171
Accrued interest payable	$ 542	$ 542

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments should be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses and other factors as determined through various option pricing formulas or simulation modeling.

NOTE 17 - FAIR VALUE DISCLOSURE (continued)

As many of these assumptions result from judgments made by management based upon estimates that are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

As certain assets such as deferred tax assets and premises and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and cash equivalents, Accrued interest receivable, Regulatory stock and Accrued interest payable

The fair value is equal to the current carrying value.

Investment securities

The fair value of investment securities available for sale is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Fixed annuity

The fair value is equal to the current carrying value.

Net Loans and Mortgage loans held for sale

The fair value is estimated by discounting future cash flows using current market inputs at which loans with similar terms and qualities would be made to borrowers of similar credit quality. Where quoted market prices were available, primarily for certain residential mortgage loans, such market rates were utilized as estimates for fair value.

Mortgage servicing rights

The fair value is estimated by discounting future cash flows using current market inputs at which loans with similar terms and qualities would be made to borrowers of similar credit quality. Where quoted market prices were available, primarily for certain residential mortgage loans, such market rates were utilized as estimates for fair value.

Deposits, Short-term borrowings and Other borrowed funds

The fair values of certificates of deposit and other borrowed funds are based on the discounted value of contractual cash flows. The discount rates are estimated using quoted market rates currently offered for similar instruments with similar remaining maturities. Demand, savings and money market deposit accounts are valued at the amount payable on demand as of year-end.

Bank-owned life insurance

The fair value is equal to the cash surrender value of the life insurance policies.

NOTE 17 - FAIR VALUE DISCLOSURE (continued)

Commitments to extend credit and Standby letters of credit

These financial instruments are generally not subject to sale and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment or letter of credit and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments and letters of credit are presented in Note 13.

NOTE 18 - PARENT COMPANY

Following are condensed financial statements for the parent company:

CONDENSED BALANCE SHEET

(in thousands)	December 31, 2012	2011
Assets		
Cash and due from banks	$ 1,253	$ 1,125
Investment securities available for sale	490	398
Investment in bank subsidiary	57,867	53,386
Other assets	958	784
Total Assets	$ 60,568	$ 55,693
Liabilities		
Dividends payable	$ 618	$ 585
Other liabilities	13	8
Total Liabilities	631	593
Stockholders' Equity	59,937	55,100
Total Liabilities and Stockholders' Equity	$ 60,568	$ 55,693

CONDENSED STATEMENT OF INCOME

(in thousands)	Year Ended December 31, 2012	2011	2010
Dividends from bank subsidiary	$ 2,340	$ 2,300	$ 1,500
Dividends on investment securities	15	12	8
Investment securities losses, net	(5)	(62)	(37)
Total income	2,350	2,250	1,471
Noninterest expense	109	114	124
Income before undistributed earnings of bank subsidiary and income taxes	2,241	2,136	1,347
Undistributed earnings of bank subsidiary	4,336	3,142	3,758
Income tax benefit	(37)	(58)	(54)
Net Income	$ 6,614	$ 5,336	$ 5,159
Comprehensive income	$ 6,806	$ 6,562	$ 5,122

NOTE 18 - PARENT COMPANY (continued)

CONDENSED STATEMENT OF CASH FLOWS

(in thousands)	Year Ended December 31, 2012	2011	2010
Operating Activities			
Net income	$ 6,614	$ 5,336	$ 5,159
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of bank subsidiary	(4,336)	(3,142)	(3,758)
Investment securities losses, net	5	62	37
Stock compensation expense	305	130	-
Other, net	(194)	(84)	(148)
Net cash provided by operating activities	2,394	2,302	1,290
Investing Activities			
Purchases of investment securities	(25)	-	(28)
Proceeds from sales merger of investment securities	-	5	-
Net cash provided by (used for) investing activities	(25)	5	(28)
Financing Activities			
Proceeds from exercise of stock options	99	49	740
Cash dividends paid	(2,340)	(2,311)	(2,286)
Net cash used for financing activities	(2,241)	(2,262)	(1,546)
Increase (decrease) in cash and cash equivalents	128	45	(284)
Cash at beginning of year	1,125	1,080	1,364
Cash at end of year	$ 1,253	$ 1,125	$ 1,080

NOTE 19 – QUARTERLY DATA (unaudited)

The Company's selected quarterly financial data is presented in the following tables (in thousands, except per share data):

	Three Months Ended			
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
Total interest income	$ 6,338	$ 6,502	$ 6,699	$ 6,518
Total interest expense	1,138	1,115	1,058	1,021
Net interest income	5,200	5,387	5,641	5,497
Provision for loan losses	650	700	650	1,250
Net interest income after provision for loan losses	4,550	4,687	4,991	4,247
Total noninterest income	1,017	1,113	1,065	1,279
Total noninterest expense	3,552	3,600	3,716	3,489
Income before income taxes	2,015	2,200	2,340	2,037
Income taxes	446	519	593	420
Net Income	$ 1,569	$ 1,681	$ 1,747	$ 1,617
Earnings per share:				
Basic	$ .98	$ 1.05	$ 1.09	$ 1.00
Diluted	$ .98	$ 1.05	$ 1.09	$ 1.00
Weighted-average shares outstanding:				
Basic	1,599,646	1,599,646	1,600,248	1,608,698
Diluted	1,599,974	1,601,680	1,609,699	1,613,988

NOTE 19 – QUARTERLY DATA (unaudited) (continued)

	Three Months Ended			
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Total interest income	$ 6,029	$ 6,141	$ 6,354	$ 6,398
Total interest expense	1,381	1,318	1,251	1,202
Net interest income	4,648	4,823	5,103	5,196
Provision for loan losses	425	275	1,300	875
Net interest income after provision for loan losses	4,223	4,548	3,803	4,321
Total noninterest income	954	989	932	1,030
Total noninterest expense	3,597	3,362	3,297	3,829
Income before income taxes	1,580	2,175	1,438	1,522
Income taxes	310	509	256	304
Net Income	$ 1,270	$ 1,666	$ 1,182	$ 1,218
Earnings per share:				
Basic	$ .79	$ 1.04	$ .73	$ .76
Diluted	$ .79	$ 1.04	$ .73	$ .76
Weighted-average shares outstanding:				
Basic	1,598,218	1,598,218	1,623,718	1,599,646
Diluted	1,600,252	1,599,205	1,625,183	1,599,903

DIMECO, INC. AND THE DIME BANK BOARD OF DIRECTORS

WILLIAM E. SCHWARZ
President, Edw. J. Schwarz, Inc.

JOHN S. KIESENDAHL
President and Chief Executive Officer, Woodloch Pines, Inc.

GARY C. BEILMAN
President and Chief Executive Officer, Dimeco, Inc. and The Dime Bank

JOHN F. SPALL
Attorney-at-Law

ROBERT E. GENIRS
Retired Chief Administrative Officer, Lehman Brothers
Chief Executive Officer, Woodloch Spa Resort

BARBARA J. GENZLINGER
Secretary and Treasurer, The Settlers Inn, Ltd.
President, Sayre Mansion, LLC

THOMAS A. PEIFER
Retired Superintendent, Wallenpaupack Area School District

HENRY M. SKIER
President, A.M. Skier Agency, Inc.

TODD J. STEPHENS
Chief Operating Officer, Medical Shoppe, Ltd.

*GERALD J. WENIGER
Director Emeritus

DIMECO, INC. OFFICERS

WILLIAM E. SCHWARZ
Chairman of the Board

JOHN S. KIESENDAHL
Vice Chairman of the Board

GARY C. BEILMAN
President and Chief Executive Officer

JOHN F. SPALL
Secretary

MAUREEN H. BEILMAN
Chief Financial Officer, Treasurer, and Assistant Secretary

PETER BOCHNOVICH
Senior Vice President and Assistant Secretary

THE DIME BANK OFFICERS

WILLIAM E. SCHWARZ
Chairman of the Board

JOHN S. KIESENDAHL
Vice Chairman of the Board

GARY C. BEILMAN
President and Chief Executive Officer

JOHN F. SPALL
Assistant Secretary

MAUREEN H. BEILMAN
Chief Financial Officer and Treasurer

PETER BOCHNOVICH
Senior Vice President, Chief Lending Officer, and Assistant Secretary

L. JILL GEORGE
Vice President, Human Resources

JOSEPH W. ADAMS
Vice President, Wealth Management

WILLIAM R. BOYLE
Vice President, Commercial Lending

RUTH E. DANIELS
Vice President, Credit Administration

JANETTE M. DAVIS
Vice President, Information Technology

ROBERT F. DAVIS
Vice President, Special Assets

THOMAS M. DIDATO
Vice President, Commercial Lending

MARCIA F. GUBERMAN
Vice President, Business Development

MARY CAROL HANIS
Vice President, Retail Banking

CHERYL A. SMITH
Vice President, Deposit Operations

JEROME D. THEOBALD
Vice President, Retail Lending

DEBORAH L. UNFLAT
Vice President, Marketing

MICHELLE E. URBAN
Vice President, Internal Risk

D. JEAN BIRMELIN
Assistant Vice President, Branch Manager

CYNTHIA D. BURDICK
Assistant Vice President, BSA/AML/Security

AMY L. BURKE
Assistant Vice President, Branch Manager

STEPHEN EHRHARDT
Assistant Vice President, Branch Manager

JAMES M. GARDAS
Assistant Vice President, Wealth Management

NANCY M. LAVENDUSKI
Assistant Vice President, Commercial Lending Administration Specialist

BRYAN G. RUPP
Assistant Vice President, Credit Analysis

MELANIE F. SEAGRAVES
Assistant Vice President, Branch Manager

LINDA S. TALLMAN
Executive Secretary


JAN M. HOADLEY
1956 - 2013

In loving memory of Jan Marie Hoadley, Assistant Vice President, Damascus Branch Manager

Jan truly cared about our customers and her staff and it showed every day in all she did. Jan had an extensive background of 22 years in banking, 12 of which were spent providing exceptional customer service in our Damascus office. As a proud graduate of the Pennsylvania Bankers Association Advanced School of Banking, and in recognition of her exemplary work ethic, Jan was recently promoted to the corporate position of Assistant Vice President. Community involvement was very important to Jan in that she gave countless volunteer hours to her church, the March of Dimes and many community fund raisers. She was a valued member of The Dime Bank family and will be greatly missed by us all!

TDB INSURANCE SERVICES, LLC OFFICERS

GARY C. BEILMAN
President

MAUREEN H. BEILMAN
Treasurer

PETER BOCHNOVICH
Secretary

CYNTHIA A. WARRING
Vice President

PROMOTIONS

In 2012, in recognition of their expertise, commitment, professional ethics, and perseverance, we are happy to announce the following promotions:

- **Michelle E. Urban,** Vice President, Risk Manager
- **James M. Gardas,** Assistant Vice President, Wealth Management

www.thedimebank.com

DIMECO, INC.
2012 ANNUAL REPORT

STOCK LISTING: OTC Bulletin Board
STOCK SYMBOL: DIMC


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DIMECO
INC.